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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G2110R106
(CUSIP Number)
Mr. Bough Lin
Siliconware Precision Industries Co., Ltd.
No. 123, Section 3, Da Fong Road
Tantzu, Taichung,
Taiwan, Republic of China
Tel: +886-4-2534-1525
with a copy to:
Chris Lin, Esq.
Simpson Thacher & Bartlett LLP
35/F, ICBC Tower, 3 Garden Road, Central, Hong Kong
Tel: +852-2514-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2110R106	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Siliconware Precision Industries Co., Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Taiwan, Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		12,174,998 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,174,998 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,174,998 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. G2110R106
Page 3 of 8 Pages
Item 1. Security and Issuer
     This Schedule 13D relates to the shares of common stock, having $0.01 par value (the “Common Shares”) of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Issuer”). The Issuer’s Common Shares are quoted on the Nasdaq National Market under the symbol “IMOS”. The Issuer’s principal executive offices are located at 11F, No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China.
Item 2. Identity and Background
     Name, jurisdiction of organization, principal business, the address of its principal office and executive officers and directors
     This Schedule 13D is being filed by Siliconware Precision Industries Co., Ltd. (the “Reporting Company”), a company limited by shares incorporated under the Republic of China Company Act, whose securities are quoted on the Nasdaq National Market under the symbol “SPIL”.
     The address of the Reporting Company’s principal executive offices is No. 123, Section 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China. The Reporting Company is an independent provider of semiconductor packaging services.
     Annex A attached hereto sets forth, with respect to each executive officer and director of the Reporting Company, the following information: (a) name, (b) business address, (c) present principal occupation or employment, (d) name of any corporation or other organization in which such employment is conducted and (e) citizenship.
     Item 2(d) and Item 2(e)
     During the last five years, the Reporting Company has not been, and to the best knowledge and belief of the Reporting Company, none of its executive officers and directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the last five years, the Reporting Company has not, and to the best knowledge and belief of the Reporting Company, none of its executive officers and directors has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it/she/he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On February 13, 2007, the Issuer, the Reporting Company and ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) entered into a Share Purchase and Subscription Agreement (the “Share Purchase and Subscription Agreement”). Pursuant to the terms and subject to the conditions set forth in the Share Purchase and Subscription Agreement, the Reporting Company agreed to sell and the Issuer and ChipMOS Taiwan agreed to purchase all of the common shares of ChipMOS Taiwan, par value NT$10 per share, owned by the Reporting Company for a total cash consideration of US$191,147,464. In addition, the Reporting Company agreed to subscribe for 12,174,998 newly issued Common Shares, par value US$0.01

CUSIP No. G2110R106
Page 4 of 8 Pages
per share, for an aggregate consideration of $76,458,987, representing a purchase price of $6.28 per Common Share. The source of funding for the purchase of the Common Shares by the Reporting Company was a portion of the cash consideration received from the Issuer in connection with the sale of the common shares of ChipMOS Taiwan owned by the Reporting Company.
Item 4. Purpose of Transaction
     The information set forth in Item 3 is hereby incorporated herein by reference.
     The Common Shares have been acquired for strategic investment purposes with the intention of acquiring a substantial ownership position in the Issuer’s Common Shares. Pursuant to the Share Purchase and Subscription Agreement, from February 13, 2007 until 270 days after the closing of the transactions contemplated by the Share Purchase and Subscription Agreement, the Reporting Company has agreed to a standstill provision whereby the Reporting Company, its affiliates and its representatives, shall not, directly or indirectly, (i) acquire or agree, offer, seek, bid for or propose to acquire beneficial ownership (whether by various transaction structures) of the Issuer or any of its affiliates or assets, any securities issued by the Issuer or its affiliates, or any rights or options to acquire such ownership, (ii) engage or participate in any solicitation of proxies with respect to any securities issued by the Issuer or its affiliates, (iii) seek to change or control the board of directors, management or policies of the Issuer, (iv) make any public disclosures or take any action that requires the Issuer to make a public disclosure regarding any of the types of matters referred to in (i), (ii) or (iii) above, or (v) seek to influence, advise or direct the vote of any holder of voting securities of the Issuer or its affiliates or seek to amend the standstill provision in the Share Purchase and Subscription Agreement. In addition, under the Registration Rights Agreement dated as of March 27, 2007, between the Issuer and the Reporting Company (the “Registration Rights Agreement”), the Reporting Company is restricted from transferring the Common Shares for a period of nine months after the closing of the transactions contemplated by the Share Purchase and Subscription Agreement (the “Lock-Up Period”) .
     The Reporting Company expects to evaluate the Issuer and review its holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Company’s and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Company and the Issuer, market conditions and other factors that the Reporting Company may deem relevant to its investment decision, the Reporting Company may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including increasing its stake in the Issuer through open market purchases and private transactions. Depending on these same factors, the Reporting Company may determine to sell all or a portion of the Common Shares that it now owns or hereafter may acquire on the open market or in private transactions, or pursuant to a registered underwritten offering.
     Other than as described above, the Reporting Company does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Company reserves the right to develop such plans).

CUSIP No. G2110R106
Page 5 of 8 Pages
Item 5. Interest in Securities of the Issuer
The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.
(a)	The Reporting Company beneficially owns 12,174,998 Common Shares, constituting approximately 14.75% of the Issuer’s 82,534,926 issued and outstanding Common Shares based on information communicated by the Issuer in the Share Purchase and Subscription Agreement.

(b)	The Reporting Company has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 12,174,998 Common Shares beneficially owned by the Reporting Company.

(c)	12,174,998 newly issued Common Shares were purchased by the Reporting Company under the Share Purchase and Subscription Agreement for an aggregate consideration of $76,458,987, representing a purchase price of $6.28 per Common Share.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.
     Pursuant to the Share Purchase and Subscription Agreement, the Reporting Company agreed to purchase 12,174,998 newly issued Common Shares, par value US$0.01 per share, of the Issuer at a purchase price of $6.28 per share, for an aggregate consideration of US$$76,458,987.
     In addition, under the Registration Rights Agreement, the Issuer granted the Reporting Company registration rights in connection with the Common Shares purchased under the Share Purchase and Subscription Agreement. Pursuant to the Registration Rights Agreement, the Reporting Company may exercise its registration rights set forth in the Registration Rights Agreement only after the Lock-Up Period.
     The foregoing description is hereby qualified in its entirety by the Share Purchase and Subscription Agreement and the Registration Rights Agreement, copies of which are attached to this Statement as Exhibits I and II, respectively, and which are incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
     Exhibit I: Share Purchase and Subscription Agreement, dated February 13, 2007
     Exhibit II: Registration Rights Agreement, dated March 27, 2007

CUSIP No. G2110R106
Page 6 of 8 Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2007
SILICONWARE PRECISION INDUSTRIES CO., LTD.

By: /s/ Bough Lin

Signature

Bough Lin/Chairman

Name/Title

CUSIP No. G2110R106

Page 7 of 8 Pages

ANNEX A
     The name, position and present principal occupation of each director and executive officer of the Reporting Company are set forth below. The business address for each of the executive officers and directors listed below is No. 123, Section 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China. All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Bough Lin	Chairman of the Board	Director of Phoenix Precision Technology and the Reporting Company’s subsidiary; EVP of the Reporting Company

Chi Wen Tsai	Vice Chairman of the Board; President	President of the Reporting Company; Director of the Reporting Company’s subsidiary

Wen Lung Lin	Director	Chairman of Ku-Ming Investment Co.

Yen Chun Chang	Director; Senior Vice President	SVP of the Reporting Company; Director of Phoenix Precision Technology and the Reporting Company’s subsidiary

Wen Jung Lin	Director	None

Jerome Tsai	Director	Director of the Issuer; Supervisor of Phoenix Precision Technology

Hsiu Li Liu	Director	Chairman of So Dar Investment

Ing Dar Liu	Director	Director of Sercomm Corp., AME Inc. and Cando Corp.

Jing Shan Aur	Director	None

Eva Chen	Chief Financial Officer; Chief Accounting Officer	None

CUSIP No. G2110R106

Page 8 of 8 Pages

ANNEX B
Material to Be Filed as Exhibits
Exhibit I: Share Purchase and Subscription Agreement, dated February 13, 2007
Exhibit II: Registration Rights Agreement, dated March 27, 2007

Exhibit I
EXECUTION VERSION
SHARE PURCHASE AND SUBSCRIPTION AGREEMENT
among
CHIPMOS TECHNOLOGIES (BERMUDA) LTD.
CHIPMOS TECHNOLOGIES INC.
and
SILICONWARE PRECISION INDUSTRIES CO., LTD.
February 13, 2007

i

ii

iii

Company Disclosure Schedules
List Of Exhibits

Form of Registration Rights Agreement	Exhibit A

Legal Opinion of Appleby Hunter Bailhache, Bermuda counsel to the Company	Exhibit B

Legal Opinion of Lee and Li, Attorneys-at-Law, Taiwan counsel to the Company and ChipMOS Taiwan	Exhibit C

iv

SHARE PURCHASE AND SUBSCRIPTION AGREEMENT
     This Share Purchase and Subscription Agreement (this “Agreement”) is made and entered into as of February 13, 2007, by and among ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company under the laws of Bermuda (the “Company”), ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of Taiwan, Republic of China (“ChipMOS Taiwan”), and Siliconware Precision Industries Co., Ltd., a company incorporated under the laws of Taiwan, Republic of China (the “Investor”). Capitalized terms used herein shall have the meaning ascribed to them in Article XI hereto.
W i t n e s s e t h:
     Whereas, the Investor owns an aggregate of 254,863,285 common shares, par value NT$10.00 per share, of ChipMOS Taiwan (the “Taiwan Shares”);
     Whereas, at the Closing, subject to the terms and conditions set forth in this Agreement, the Investor will sell to ChipMOS Taiwan and the Company, and ChipMOS Taiwan and the Company will purchase from the Investor, the Taiwan Shares for the purchase price and upon the terms and conditions set forth in this Agreement (the “Share Purchase”);
     Whereas, the Investor desires to purchase 12,174,998 newly issued common shares, par value US$0.01 per share, of the Company (the “Company Shares”) for the subscription price and upon the terms and conditions set forth in this Agreement (the “Share Subscription”);
     Whereas, at the Closing, subject to the terms and conditions set forth in this Agreement, the Company will sell, issue and deliver to the Investor the 12,174,998 Company Shares pursuant to the Share Subscription;
     Whereas, as a condition precedent to the consummation of the transactions contemplated by this Agreement and as inducement to the willingness of the Investor to enter into this Agreement, the Investor and the Company are entering into a registration rights agreement (the “Registration Rights Agreement”), dated as of the date hereof, in the agreed form attached hereto as Exhibit A;
     Now, Therefore, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
AGREEMENT TO SELL AND PURCHASE THE TAIWAN SHARES
     SECTION 1.1. Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Investor will sell, transfer and deliver (i) to ChipMOS Taiwan or its designee(s) all right, title and interest in and to 42,695,821 Taiwan Shares, free and clear of any Liens, and ChipMOS Taiwan will purchase and accept from the Investor such shares

(the “Taiwan Shares Buyback”), and (ii) to the Company, all right, title and interest in and to 212,167,464 Taiwan Shares, free and clear of any Liens, and the Company will purchase and accept from the Investor such shares (the “Taiwan Shares Acquisition”).
     SECTION 1.2. Cash Consideration. On the Closing Date:
     (a) ChipMOS Taiwan or its designee(s) shall pay to the Investor in consideration for 42,695,821 Taiwan Shares the aggregate cash amount equal to US$32,021,866 (the “Taiwan Shares Buyback Cash Consideration”), representing a purchase price of US$0.75 per Taiwan Share. The Taiwan Shares Buyback Cash Consideration will be paid by ChipMOS Taiwan to the Investor on the Closing Date pursuant to Section 3.2 by wire transfer of immediately available funds to an account that has been designated in writing by the Investor.
     (b) The Company shall pay to the Investor in consideration for 212,167,464 Taiwan Shares the aggregate cash amount equal to US$159,125,598 (the “Taiwan Shares Acquisition Cash Consideration”, together with the Taiwan Shares Buyback Cash Consideration, the “Taiwan Shares Cash Consideration”), representing a purchase price of US$0.75 per Taiwan Share. The Taiwan Shares Acquisition Cash Consideration will be paid by the Company to the Investor in two (2) equal payments on the Closing Date pursuant to Sections 3.2 and 3.4 each by wire transfer of immediately available funds to an account that has been designated in writing by the Investor.
ARTICLE II
AGREEMENT TO ISSUE AND SUBSCRIBE FOR THE COMPANY SHARES
     SECTION 2.1. Share Issuance and Subscription. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Investor will subscribe to, the Company will sell, issue and deliver to the Investor, and the Investor will acquire all right, title and interest in and to 12,174,998 Company Shares, free and clear of any Liens, other than those, if any, created by the Investor.
     SECTION 2.2. Subscription Consideration. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, the aggregate value of the Company Shares to be subscribed for by the Investor will be US$76,458,987 (the “Subscription Consideration”), representing a purchase price of US$6.28 per Company Share (the “Subscription Price”). The Subscription Consideration will be paid by the Investor to the Company on the Closing Date pursuant to Section 3.3 by wire transfer of immediately available funds to an account that has been designated in writing by the Company.
     SECTION 2.3. Adjustment of the Aggregate Share Consideration. If between the date of this Agreement and the Closing Date, the number of outstanding Common Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split or combination, the number of Company Shares delivered to the Investor shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or similar transaction.

     SECTION 2.4. Issuance.
     (a) From the date of this Agreement until the Closing Date, the Company agrees not to issue any Common Shares (other than Common Shares issued as the result of the conversion, exercise or exchange of any securities outstanding as of the date of this Agreement that are convertible into or exercisable or exchangeable for Common Shares) or Share Equivalents at a price per share below the Subscription Price.
     (b) From the Closing Date until the date of the expiry of the Lock-Up Period (as defined in the Registration Rights Agreement), the Company shall not (i) issue any Common Shares, (ii) issue any Share Equivalents or (iii) enter into any contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any Common Shares or Share Equivalents at a price per share below the Subscription Price; provided, however, that the Company shall not be restricted from (a) issuing Common Shares as the result of the conversion, exercise or exchange of any securities outstanding as of the date of this Agreement that are convertible into or exercisable or exchangeable for Common Shares, or (b) conducting any issuance that is pursuant to an underwritten offering (whether registered or unregistered) involving an internationally reputable investment banking firm.
ARTICLE III
CLOSING, DELIVERY AND EXCHANGE
     SECTION 3.1. Closing. Subject to the satisfaction or waiver of all the conditions to closing contained in Article VIII hereof, the closing of the sale and purchase of the Taiwan Shares and the closing of the subscription of the Company Shares under this Agreement (collectively, the “Closing”) shall take place at the offices of Grand Cathay Securities Corporation, at 14F, No. 2, Chongqing South Road, Section 1, Taipei 100, Taiwan, ROC (i) within three Business Days after the date on which all of the conditions set forth in Article VIII have been satisfied or waived (other than those conditions contemplated to be satisfied at, or only capable of being satisfied at, the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other time or place as the parties may mutually agree (the “Closing Date”); provided that the Closing must take place within three Business Days after the Investor makes its mandatory filing to the Taiwan Stock Exchange (or such other competent Government Authority as applicable in the ROC) in respect of the transfer of the Taiwan Shares. The parties hereto agree that the Closing shall take place in three separate steps on the Closing Date as provided in Sections 3.2, 3.3 and 3.4 hereof, with the second step to follow immediately upon the consummation of the first step, and the third step to follow immediately upon the consummation of the second step. Without in any manner limiting the foregoing, the parties hereby acknowledge that it is their intent to consummate all transactions hereunder on the Closing Date. The consummation of the Closing in three steps shall have no effect on the representations and warranties hereunder or the interpretation thereof, it being understood and agreed that for the purpose of all the representations and warranties hereunder, the first, second and third step shall be deemed to have taken place simultaneously at the time of the first step set forth in Section 3.2.

     SECTION 3.2. Step 1 of the Closing. Subject to the terms and conditions hereof, at the first step of the Closing:
     (a) The Company or ChipMOS Taiwan, as the case may be, shall deliver to the Investor:
     (i) 100% of the Taiwan Shares Buyback Cash Consideration and 50% of the Taiwan Shares Acquisition Cash Consideration;
     (ii) the Registration Rights Agreement duly executed by the Company;
     (iii) written resolutions or minutes of the board of directors meeting of each of ChipMOS Taiwan and the Company evidencing approval of the Transaction Documents and the transactions contemplated hereby and thereby;
     (iv) the Officer’s Certificate as set forth in Section 8.1(c);
     (v) legal opinion from Appleby Hunter Bailhache, Bermuda counsel to the Company, dated the Closing Date and addressed to the Investor, as to the title and issuance of the Company Shares, substantially in the form set forth in Exhibit B hereto; and
     (vi) legal opinion from Lee and Li, Attorneys-at-Law, Taiwan counsel to the Company and ChipMOS Taiwan, dated the Closing Date and addressed to the Investor, as to the laws and regulations of ROC regarding investment in the PRC, substantially in the form set forth in Exhibit C hereto.
     (b) The Investor shall deliver (i) to ChipMOS Taiwan or its designee(s), share certificates representing 42,695,821 Taiwan Shares duly endorsed for transfer and accompanied by its completed application form for the share transfer recordation with ChipMOS Taiwan, free and clear of all Liens; (ii) to the Company, share certificates representing 106,083,732 Taiwan Shares duly endorsed for transfer and accompanied by its completed application form for the share transfer recordation with ChipMOS Taiwan, free and clear of all Liens; (iii) to the Company, the Registration Rights Agreement duly executed by the Investor; (iv) to each of ChipMOS Taiwan and the Company, the Officer’s Certificate set forth in Section 8.2(b) and (v) to each of ChipMOS Taiwan and the Company, written resolutions or minutes of the board of directors meeting evidencing approval of the Transaction Documents and the transactions contemplated hereby and thereby.
     SECTION 3.3. Step 2 of the Closing. Subject to the terms and conditions hereof, at the second step of the Closing:
     (a) The Company shall deliver to the Investor (i) an original receipt acknowledging the receipt of the Subscription Consideration for the Company Shares issued in the name of the Investor, free and clear of all Liens and (ii) a copy of the share certificate representing the Company Shares, the original of which shall be delivered to the Investor at the address listed in Section 12.10 hereof within three (3) Business Days after the Closing Date; and

     (b) The Investor shall deliver to the Company the Subscription Consideration in immediately available funds to an account that has been designated in writing by the Company.
     SECTION 3.4. Step 3 of the Closing. Subject to the terms and conditions hereof, at the third step of the Closing:
     (a) The Company shall deliver to the Investor the remaining 50% of the Taiwan Shares Acquisition Cash Consideration; and
     (b) The Investor shall deliver to the Company share certificates representing 106,083,732 Taiwan Shares duly endorsed for transfer and accompanied by its completed application form for the share transfer recordation with ChipMOS Taiwan, free and clear of all Liens.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CHIPMOS TAIWAN
     ChipMOS Taiwan hereby represents and warrants as of the date hereof as follows:
     SECTION 4.1 Organization and Qualification. ChipMOS Taiwan is a company duly organized and validly existing under the Laws of ROC. ChipMOS Taiwan is duly authorized to conduct business under the Laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein or in any other Transaction Documents.
     SECTION 4.2 Authorization; Binding Obligations. This Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action and proceedings of ChipMOS Taiwan. ChipMOS Taiwan has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. This Agreement has been, and at the Closing Date the other Transaction Documents will be, duly executed and delivered by ChipMOS Taiwan, and, assuming due execution and delivery by the other parties thereto, this Agreement constitutes, and, upon each of their execution and delivery, each of the other Transaction Documents will constitute, a valid and legally binding obligation of ChipMOS Taiwan, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally or by general principles of equity. No affirmative vote of the holders of the outstanding shares of any class of capital stock of ChipMOS Taiwan is required to approve the transactions contemplated by this Agreement.
     SECTION 4.3 Consents and Approvals. No consent, approval, permit or authorization of, license or order of, or registration, declaration, filing with, or notice to, any Governmental Authority (such consents, approvals, authorizations, licenses, orders, registrations, filings and notices, together with any consents, approvals, actions or notices required to be obtained from any Governmental Authority, collectively, the “Consents”) is required to be obtained, made or given by or with respect to ChipMOS Taiwan in connection with (i) the execution and delivery by ChipMOS Taiwan of the Transaction Documents, (ii) the performance by ChipMOS Taiwan of its obligations under the Transaction Documents or (iii) the consummation by ChipMOS Taiwan of the transactions contemplated by the Transaction Documents; in each case, other than where a lack thereof would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein or in any other Transaction Documents.
     SECTION 4.4 Compliance with Other Instruments. The execution, delivery and performance by ChipMOS Taiwan of the Transaction Documents, the compliance by ChipMOS Taiwan with all the provisions hereof and thereof on the part of ChipMOS Taiwan and the consummation of the transactions contemplated hereby and thereby on the part of ChipMOS Taiwan will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the memorandum of association, articles of association, by-laws or other governing documents of ChipMOS Taiwan, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which ChipMOS Taiwan is a party or by which ChipMOS Taiwan is bound or to which any of the property or assets of ChipMOS Taiwan is subject, or (ii) result in any violation of the provisions of the governing documents of ChipMOS Taiwan or any statute or any order, rule or regulation of ROC or any of respective properties or assets; in each case, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein or in any other Transaction Documents.
     SECTION 4.5 Brokers’ Fees. Except for Lehman Brothers, as the valuer and appraiser of the Taiwan Shares and Company Shares to be purchased, subscribed and issued by the Company, ChipMOS Taiwan and the Investor, as the case may be, ChipMOS Taiwan has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants as of the date hereof (except as otherwise stated) as follows:
     SECTION 5.1 Organization, Good Standing and Qualification; Subsidiary. The Company is a company duly organized, validly existing and in good standing under the Laws of Bermuda. The Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. The Company and each of the Group Companies have all requisite corporate power and authority to own and operate their respective properties and assets and to carry on their respective businesses as presently conducted. True and correct copies of the Memorandum of Association and By-laws of the Company, including all amendments thereto, as in effect on the date hereof, have been made available to the Investor upon its reasonable request. All such organizational documents of the Company and the Subsidiary are in full force and effect and neither the Company nor the Subsidiary is in violation of its organizational documents. The transfer books as of the most recent record date and minute books of each of the Company and the Subsidiary made available for inspection by the Investor prior to the date hereof are true and complete.
     SECTION 5.2 Capitalization; Valid Issuance.
     (a) All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable, and all of the outstanding shares of capital stock of the Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned by the Company, free and clear of all Liens. As of January 31, 2007, there were (i) authorized share capital consisting of 250 million Common Shares and 75 million preferred shares and (ii) issued and outstanding 70,359,928 shares of Common Shares, par value US$ 0.01 per share. Except for options granted under the Company’s Share Option Plan of 2001 and Share Option Plan of 2006 (collectively, the “Share Option Plans”), the Company’s 1.75% Convertible Senior Notes of the Company due 2009 (the “2009 Convertible Senior Notes”) and the Company’s 3.375% Convertible Senior Notes due 2011 (the “2011 Convertible Senior Notes”), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any Voting Securities of the Company or the Subsidiary. There are no contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company. There are no standstill, voting or proxies or other agreements or understandings relating to the securities of the Company or any Contract, or any rights of first offer or first refusal, to which the Company is a party that currently or in the future will limit the ability of any Person to acquire, vote, sell, hold or otherwise deal with the Company Shares and any interest therein or right in respect thereof.
     (b) Upon consummation of the transactions contemplated by this Agreement, the Investor will acquire from the Company record and beneficial ownership of the Company Shares, free and clear of all Liens. The Company Shares will be duly authorized by all necessary corporate action on the part of the Company and no further corporate action will be necessary for the issuance of such shares pursuant to the terms of this Agreement. When so issued pursuant to the terms of this Agreement, the Company Shares will be validly issued, fully paid and non-assessable and free of any preemptive rights.
     SECTION 5.3 Authorization; Binding Obligations. This Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action and proceedings of the Company, including any actions required by the corporate governance standards of The Nasdaq Stock Market, Inc. The Company has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. This Agreement has been, and at the Closing Date the other Transaction Documents will be, duly executed and delivered by the Company, and, assuming due execution and delivery by the other parties thereto, this Agreement constitutes, and, upon each of their execution and delivery, each of the other Transaction Documents will constitute, a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally or by general principles of equity. No affirmative vote of the holders of the outstanding shares of any class of capital stock of the Company is required to approve the transactions contemplated by this Agreement.
     SECTION 5.4 Consents and Approvals. Except for the Nasdaq Notification Form: Listing of Additional Shares, Nasdaq Notification Form: Change in the Number of Shares Outstanding, any filings under applicable antitrust and competition Laws and foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs, no Consent is required to be obtained, made or given by or with respect to the Company in connection with (i) the execution and delivery by the Company of the Transaction Documents, (ii) the performance by the Company of its obligations under the Transaction Documents or (iii) the consummation by the Company of the transactions contemplated by the Transaction Documents; in each case, other than where a lack thereof would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company’s ability to consummate the transactions contemplated herein or in any other Transaction Documents.
     SECTION 5.5 Compliance with Other Instruments. The execution, delivery and performance of the Transaction Documents by the Company with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in (i) any violation of the provisions of the Memorandum of Association or By-laws of the Company or any of the governing documents of the Subsidiary or any statute or any order, rule or regulation of any Governmental Authority having jurisdiction over the Company or the Subsidiary or any of their properties or assets, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not have, a Company Material Adverse Effect, (ii) any breach, default, termination, triggering of the put or call options, acceleration or redemption rights or other similar rights under the 2009 Convertible Senior Notes or 2011 Convertible Senior Notes, or (iii) any breach or violation of any of the terms or provisions of, or constitute a default under, any material Contract to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound or to which any of the property or assets of the Company or the Subsidiary is subject, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not have, a Company Material Adverse Effect.
     SECTION 5.6 Brokers’ Fees. Except for Lehman Brothers, as the valuer and appraiser of the Taiwan Shares and Company Shares to be purchased, subscribed and issued by the Company, ChipMOS Taiwan and the Investor, as the case may be, the Company and the Subsidiary have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     SECTION 5.7 SEC Documents; Other Reports; Internal Controls. (a) The Company has timely filed all of the reports, schedules, registration statements and other documents, together with amendments thereto, required to be filed with the SEC since June 19, 2001 (the “Company Reports”), except where a failure to do so would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that any effect or impact on the rights of the Investor under the Registration Rights Agreement or the eligibility of the Company to use Form F-3 as a result of, due to or arising from the failure to timely file the Company Reports shall be deemed a Company Material Adverse

Effect. All Company Reports filed to date comply in all material respects with applicable law and regulation. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, to the Company’s knowledge, no enforcement action (including formal or informal investigation or inquiry) has been initiated against the Company by the SEC relating to disclosures contained in any Company Report.
     (b) The Company and the Subsidiary have timely filed all reports, registrations, applications, statements and other filings with relevant Governmental Authorities, except where the failure of to make such filings would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge, except for normal examinations conducted by a Governmental Authority in the regular course of the business of the Company and the Subsidiary, no Governmental Authority has initiated any proceeding or, threatened an investigation into the business or operations of the Company or the Subsidiary which has not been resolved to date.
     (c) The Company maintains a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted principles as applied by the Company, except where the lack of such system would not have or reasonably be expected to have a Company Material Adverse Effect. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) as of the end of the period covered by the Company’s Annual Report for the year ended December 31, 2005 on Form 20-F (such date, the “Evaluation Date”). The Company presented in its Annual Report for the year ended December 31, 2005 on form 20-F the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date. The Company is in compliance with the provisions of Section 404 of the Sarbanes-Oxley Act effective and applicable to the Company as of the date hereof, except where such non-compliance would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that any effect or impact on the rights of the Investor under the Registration Rights Agreement or the eligibility of the Company to use Form F-3 as a result of, due to or arising from such non-compliance shall be deemed a Company Material Adverse Effect.
     (d) Except as disclosed in the Company Reports filed prior to the date hereof, since June 19, 2001, (i) to the knowledge of the Company, neither the Company nor any of the Group Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the internal accounting controls of the Company or the Group Companies, and (ii) no attorney representing the Company or the Group Companies, whether or not employed by the Company or its Group Companies, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s board of directors or any committee thereof or to any director or officer of the Company.
     SECTION 5.8 Financial Statements. The audited consolidated balance sheets and audited consolidated statements of income and cash flows of the Company as at December 31, 2005 and for the three years ended December 31, 2005 including in each case any related notes and schedules thereto, included in the Company Reports filed on or prior to the date hereof complied, and the financial statements of the Company, including any related notes and schedules thereto, included in any Company Reports filed after the date hereof but prior to the Closing Date will comply, as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and the Company Reports have been or will be prior to the Closing Date, as the case may be, prepared in accordance with ROC GAAP as reconciled to US GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present the consolidated financial position of the Company and its consolidated Group Companies and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of the Company and its Group Companies have been, and are being, maintained in all material respects in accordance with ROC GAAP as reconciled to US GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The unaudited consolidated balance sheet of the Company as of December 31, 2006 is hereinafter referred to herein as the “Company Balance Sheet,” and December 31, 2006 is hereinafter referred to herein as the “Company Balance Sheet Date”.
     SECTION 5.9 No Undisclosed Liabilities. Neither the Company nor the Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities or obligations disclosed or provided (i) in Section 5.9 of the Company Disclosure Schedule, (ii) in the Company Balance Sheet or the notes thereto, (iii) in the Company Reports filed prior to the date hereof or (iv) in documents publicly available prior to the date hereof.
     SECTION 5.10 Absence of Certain Changes or Events. Except as disclosed in the Company Reports filed and publicly available prior to the date hereof, since the Company Balance Sheet Date, the businesses of the Company and the Subsidiary have been conducted in all material respects in the ordinary course of business consistent with past practice, and there has not been any change, development, event, condition, occurrence or effect that individually or in the aggregate has had a Company Material Adverse Effect.
     SECTION 5.11 Contracts. Except as disclosed in the Company Reports filed prior to the date hereof, neither the Company nor the Subsidiary is a party to or is bound by any material Contract relating to (i) the borrowing of money, guarantees, or security agreements, (ii) the purchase, sale, transfer, assignment or other disposition of assets or liabilities of the Company or the Subsidiary or (iii) pursuant to which the Company or the Subsidiary has agreed to grant or has granted an option or similar right to another Person affecting any material asset of the Company or its Subsidiary; which in each case, would have individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor the Subsidiary is in material breach or default, or has received written notice of a claimed material breach or default, under any of its material Contracts and, to the Company’s knowledge, there does not exist under any of the material Contracts any event which, with the giving of notice or lapse of time or both, would constitute a material breach or default by the Company or the Subsidiary or any other party thereto and would have ,individually or in the aggregate, a Company Material Adverse Effect.

     SECTION 5.12 Litigation. Except as disclosed in the Company Reports filed prior to the date hereof and in Section 5.12 of the Company Disclosure Schedule, there are no Actions pending to which the Company or the Subsidiary is a party or of which any property or assets of the Company or the Subsidiary is the subject which, if determined adversely to the Company or its Subsidiary, would have a Company Material Adverse Effect; and to the Company’s knowledge, no such Actions are threatened or contemplated by Governmental Authorities or threatened by others.
     SECTION 5.13 Permits. Except as otherwise disclosed in the Company Reports, each of the Company and the Subsidiary has such certificates, authorizations, licenses, concessions, approvals, orders or permits issued by the appropriate regulatory agencies or bodies necessary to own, lease or license, as the case may be, and to operate their properties and to conduct the businesses now conducted by the Company and the Subsidiary, except to the extent that the failure to have any such certificate, authorization, license, concession, approval, order to permit would not have a Company Material Adverse Effect.
     SECTION 5.14 Tax Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and the Subsidiary have duly prepared and timely filed all Tax Returns that are required to be filed by each of them and have paid or made provision for the payment of all Taxes with respect to the periods covered by such Tax Returns (whether or not such amounts are shown as due on any tax return); (ii) all Taxes required to have been withheld, collected or deposited by the Company or the Subsidiary have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant taxing authority; (iii) no deficiency assessment with respect to a proposed adjustment of the Company’s or the Subsidiary’s Taxes is pending or, to the best of the Company’s knowledge, threatened; (iv) neither the Company nor the Subsidiary has entered into any agreement with any Governmental Authority; (v) to the Company’s knowledge, there are no Liens relating to Taxes, whether imposed by any Governmental Authority or other taxing authority, outstanding against the assets, properties or business of the Company or the Subsidiary; (vi) neither the Company nor the Subsidiary has any liability for Taxes of any third party as a taxpayer, transferee, responsible party or successor by law, contract or otherwise; and (vii) neither the Company nor the Subsidiary is a party to any Tax sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.
     SECTION 5.15 Property. The Company and the Subsidiary have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all Liens, except such Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiary. All real property and other assets held under lease by the Company and the Subsidiary are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and the Subsidiary.
     SECTION 5.16 Intellectual Property. Except as disclosed in the Company Reports filed prior to the date hereof, the Company and the Subsidiary own or possess the legal rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses owned by or licensed to the

Company or Subsidiary, as the case may be, and to the Company’s knowledge, except as disclosed in Section 5.16 of the Disclosure Schedule, have not received any notice of any claim of conflict with, any such rights of others, which notice or claim remains in dispute and which would have a Company Material Adverse Effect.
     SECTION 5.17 Insurance. The Company and the Subsidiary carry, or are covered by, insurance in such amounts and covering such risks as is prudent and customary for companies of similar size engaged in similar businesses in similar industries and whose operations are primarily located in the same jurisdiction, and all such insurance contracts of the Company or the Subsidiary are in full force and effect.
     SECTION 5.18 Compliance with Laws. Each of the Company and the Subsidiary is in compliance with all Laws applicable to it or any of its properties, assets, operations or business, provided that where a violation thereof would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Group Companies, nor any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its Group Companies, has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977. Neither the Company nor any of its Affiliates has taken, nor will they take, directly or indirectly, any action designed to or which has constituted or which might be reasonably expected to cause or result in the stabilization or manipulation of the price of the outstanding Common Stock of the Company to facilitate the sale or resale of such securities in violation of the Securities Act.
     SECTION 5.19 Transactions with Affiliates Other than the transactions contemplated hereby and in the other Transaction Documents, there is not and has not been any transaction, direct or indirect, between or among the Company or its Subsidiary, Affiliates or Related Parties, on the one hand, and the directors, officers or shareholders of the Company, on the other hand, which has not been disclosed in the Company Reports filed prior to the date hereof and, individually or in the aggregate, would have a Company Material Adverse Effect.
     SECTION 5.20 Employees; Labor Matters. Each of the Company and the Subsidiary has complied and is in compliance, with all applicable Laws relating to employees and employment practices, terms and conditions of employment, employee relations, wages and hours, civil rights and equal employment opportunities; except where any such non-compliance, breaches or violations thereof, individually or in the aggregate, would not have a Company Material Adverse Effect; and the Company (i) has performed in all material respects all obligations required to be performed by it under any of its Benefit Plans (including the making when due of all contributions required by applicable Law or by any agreement to which the Company is a party), (ii) is not in default under or in violation of any such Benefit Plan and (iii) is in compliance with the requirements prescribed by statutes, orders or governmental rules or regulations applicable to such Benefit Plans, except, in each case, for any such non-performance, violations or defaults thereof, which, individually or in the aggregate, would not have a Company Material Adverse Effect. No labor disturbance by the employees of the Company exists or, to the knowledge of the Company, is imminent, which would have a Company Material Adverse Effect.
     SECTION 5.21 Environmental Matters. The Company and the Subsidiary are, and at all times have been, in compliance with all Environmental Laws. Neither the Company nor the

Subsidiary has received any written or, to the Company’s knowledge, oral Environmental Claim, and, to the Company’s knowledge, there is no threatened Environmental Claim. Neither the Company nor the Subsidiary has assumed, contractually or by operation of Law, any liabilities under any Environmental Laws, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.
     SECTION 5.22 Company Information. The documents filed by the Company or the Subsidiary with SEC or any Governmental Authority in connection with this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that the Company makes no representation or warranty with respect to any information supplied by the Investor in writing specifically for inclusion therein.
     SECTION 5.23 Offering Valid. Assuming the accuracy of the representations and warranties of the Investor contained in Section 6.6 hereof, the offer, sale and issuance of the Company Shares will be exempt from the registration requirements of the Securities Act, and are exempt from registration and qualification under the registration, permit or qualification requirements of all applicable state securities Laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Company Shares to any Person or Persons so as to bring the sale of such Company Shares by the Company within the registration provisions of the Securities Act or any state securities Laws.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE INVESTOR
     The Investor hereby represents and warrants to the Company as of the date hereof as follows:
     SECTION 6.1 Organization and Qualification. The Investor is an entity duly organized and validly existing under the Laws of the jurisdiction of its organization. The Investor is duly authorized to conduct business under the Laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Investor’s ability to consummate the transactions contemplated herein or in any other Transaction Documents.
     SECTION 6.2 Authorization; Binding Obligations. The Investor has the requisite corporate power and authority to execute and deliver this Agreement and the other applicable Transaction Documents, and to carry out the provisions of this Agreement and the other applicable Transaction Documents. This Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate, shareholder and other action of the Investor. This Agreement has been, and on the Closing Date the other Transaction Documents, as applicable, will be, duly executed and delivered by the Investor and, assuming the due execution and delivery thereof by the other parties thereto, this Agreement constitutes, and, upon each of their execution and delivery, each of the other Transaction Documents will constitute, a valid and legally binding obligation of the Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally or by general principles of equity.
     SECTION 6.3 Consents and Approvals. Except for any filings, approvals or other requirements under applicable securities Laws (including without limitation those filings pertaining to required disclosures and transfer of Taiwan Shares by the Investor), applicable outbound investment Laws of the ROC or antitrust Laws, no Consent is required to be obtained, made or given by the Investor in connection with (i) the execution and delivery by the Investor of this Agreement and the other applicable Transaction Documents, (ii) the performance by the Investor of its obligations under this Agreement and the other applicable Transaction Documents or (iii) the consummation by the Investor of the transactions contemplated by the Transaction Documents; in each case, other than where the lack thereof would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Investor’s ability to consummate the transactions contemplated herein or in any other Transaction Documents.
     SECTION 6.4 Compliance with Other Instruments. The execution, delivery and performance by the Investor of the Transaction Documents, the compliance by the Investor with all the provisions hereof and thereof on the part of the Investor and the consummation of the transactions contemplated hereby and thereby on the part of the Investor will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the memorandum of association, articles of association, by-laws or other governing documents of the Investor, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Investor is a party or by which the Investor is bound or to which any of the property or assets of the Investor is subject, or (ii) result in any violation of the provisions of the governing documents of the Investor or any statute or any order, rule or regulation of any Governmental Authority having jurisdiction over the Investor or any of respective properties or assets; in each case, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have a material adverse effect on the Investor’s ability to consummate the transactions contemplated herein or in any other Transaction Documents.
     SECTION 6.5 Title; Ownership. The Investor owns and holds good and valid title to the Taiwan Shares, free of all Liens. On the date hereof, the Taiwan Shares constitute, and as of the Closing Date will constitute, all of the common shares of ChipMOS Taiwan owned by the Investor. The Taiwan Shares are the property of the Investor and the Investor may transfer them to any person or entity without any restrictions whatsoever. The Investor has voting power with respect to the Taiwan Shares with no limitations or restrictions on such rights. The Investor has not granted any options or Liens of any sort with respect to the Taiwan Shares or any right to acquire any of the Taiwan Shares other than as contemplated hereby.
     SECTION 6.6 Unregistered Securities. The Investor acknowledges that it has been advised by the Company that the Company Shares are being issued in a private placement pursuant to Section 4(2) of the Securities Act, and have not been and will not be registered under the

Securities Act, except as provided in the Registration Rights Agreement. The Company Shares will be acquired by such Investor for its own account for investment only, and not with a view towards their distribution, and the Investor (i) has such experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests, (ii) represents that by reason of its, or of its management’s, business or financial experience, the Investor has the capacity to protect its own interests in connection with the transactions contemplated in the Transaction Documents and (iii) acknowledges and agrees that the Company Shares are subject to restrictions on transfer as set forth in the Registration Rights Agreement. The Investor acknowledges that the share certificates evidencing the Company Shares shall bear the following legend:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT AND ANY SUCH LAWS APPLICABLE THERETO AND THE RULES AND REGULATIONS THEREUNDER.
     SECTION 6.7 Brokers’ Fees. The Investor has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Investor or the Company could become liable or obligated.
ARTICLE VII
COVENANTS OF THE PARTIES
     SECTION 7.1. Access to Information. Until the Closing Date, upon reasonable request pursuant to advance written notice of no less than ten (10) Business Days by the Investor, the Company and its Group Companies shall permit the Investor and its Representatives to have reasonable access, during regular business hours, to financial data necessary for the Investor to prepare its financial statements under ROC generally applied accounting principles and its filings required under the Securities Exchange Act of 1934, as amended, provided that the Investor shall reimburse the Company and its Group Companies for all out-of-pocket costs and expenses reasonably incurred by the Company and its Group Companies in connection therewith; provided, further, that the foregoing shall not require the Company to permit any inspection, or to disclose any information that, in its reasonable judgment, could result in the disclosure of any trade secrets or violate any of the Company’s or its Group Companies’ obligations with respect to confidentiality. Any information received shall be treated as Confidential Information (as such term is defined in the Non-Disclosure Agreement as referred to below) of the Company and its Group Companies and shall be kept confidential pursuant to the Non-Disclosure Agreement.
     SECTION 7.2. Filings and Authorizations. Each of the Company, ChipMOS Taiwan and the Investor, as promptly as practicable, shall (a) make, or cause to be made, all such filings and submissions under the Laws applicable to it or to its Affiliates as may be required for it to consummate the transactions contemplated by this Agreement and the other Transaction Documents, (b) use its reasonable efforts to obtain, or cause to be obtained, all Consents of the Governmental Authorities that are or may become necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, (c) reasonably cooperate with the other parties in promptly seeking to obtain all such Consents and (d) use its reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfill its obligations hereunder, provided, however, that no voluntary filing shall be made in connection with the subscription of the Company Shares upon the terms and conditions set forth herein by the Investor in respect of an investment in the PRC by any of the Company, ChipMOS Taiwan, the Investor or their respective Representatives, unless and except to the extent required by an order of an ROC Governmental Authority or required, in the opinion of ROC counsel, in light of an announcement, interpretation, judicial ruling or other decision by an ROC Governmental Authority. The Company, ChipMOS Taiwan and the Investor shall coordinate and cooperate with one another in exchanging such information and supplying such reasonable assistance as may be reasonably requested by each in connection with the foregoing.
     SECTION 7.3. Confidentiality. Each of the parties shall hold, and shall cause its representatives to hold, in confidence the Transaction Documents, all documents and information furnished to it by or on behalf of the other party in connection with the transactions contemplated hereby pursuant to the terms of the non-disclosure agreement dated January 12, 2007 between the Company, ChipMOS Taiwan and the Investor (the “Non-Disclosure Agreement”), the terms of which are incorporated herein by reference.
     SECTION 7.4. Public Announcements. The Company and the Investor will consult with each other before issuing any press release or otherwise making any public statements regarding the transactions contemplated by the Transaction Documents, and will not issue any such release or make any such statement, prior to such consultation or, after such consultation, if any party is not reasonably satisfied with the substance of such release or statement. Notwithstanding the foregoing, any party hereto may make any disclosure required to be made by it under applicable Law (including U.S. federal securities Laws), stock exchange regulations to which it is subject or order of a court of competent jurisdiction if it determines in good faith that it is necessary to do so and gives prior notice to the other parties hereto, using its reasonable efforts (in light of any time constraints) to contact the other parties hereto and discuss such disclosure with such other parties.
     SECTION 7.5. Tax Matters. If any party hereto deducts or withholds any Taxes from or in respect of any amounts arising out of or in connection with the transactions contemplated hereby and pays such amount deducted or withheld to a tax authority, such party shall use its reasonable efforts to obtain from the applicable authority (or from such other person) an original or certified copy of a receipt evidencing payment of such Taxes and furnish such receipt to the other party in respect of such payment. The Company will, and will cause its Group Companies to provide the Investor with such cooperation and information as may reasonably be requested in connection with any liability or other obligation that the Investor may have with respect to Taxes, including without limitation filing any return, form, statement, certification, amended return or claim for refund, and determining the amount of any liability or the right to a refund.

     SECTION 7.6. Notification of Certain Matters. Each party hereto shall promptly advise the other parties orally and in writing of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) any event or change or impending occurrence of any event or change of which it has knowledge and which has resulted, or which, insofar as can reasonably be foreseen, is likely to result, in any of the conditions to the transactions contemplated hereby set forth in Article VIII hereof not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
     SECTION 7.7. Standstill. From the date hereof until the date 270 days from the Closing Date, neither the Investor, any of its Affiliates nor any of its Representative shall, other than pursuant to this Agreement or unless specifically requested in writing in advance by the Company, (and the Investor and each of its Affiliates shall not join or form a group within the meaning of Section 13(d)(3) of the Exchange Act, to act in concert or participate with or encourage other persons to), directly or indirectly (i) acquire or agree, offer, seek, bid for or propose to acquire beneficial ownership, whether by purchase, merger, consolidation, tender or exchange offer, through the acquisition or control of another person, by joining a partnership, syndicate or other group or otherwise, of (x) the Company or any of its Affiliates or any of their respective assets or businesses, (y) any securities issued by the Company or any of its Affiliates or (z) any rights or options to acquire such ownership, (ii) engage or otherwise participate in any solicitation of proxies with respect to any securities issued by the Company or any of its Affiliates, (iii) otherwise seek to change or control the board of directors, management or policies of the Company or any of its Affiliates, (iv) make any public disclosure or take any actions that requires the Company to make a public disclosure regarding any of the types of matters referred to in (i), (ii) or (iii) above, or (v) seek to influence, advise or direct the vote of any holder of voting securities of the Company or its Affiliates or making a request to amend or waive this provision or any other provision of this Section 7.7.
     SECTION 7.8. Further Assurance. Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its reasonable efforts to fulfill or obtain the fulfillment of the conditions to the Closing as promptly as practicable.
     SECTION 7.9. Restricted Use of the Taiwan Shares Acquisition Cash Consideration. To consummate of the transactions contemplated hereby, the Investor shall use US$76,458,987.44 out of the Taiwan Shares Acquisition Cash Consideration as the Subscription Consideration and remit such amount to the Company for the Share Subscription immediately following the first step of the Closing and at the second step of the Closing, as set forth in Section 3.3 of this Agreement.

ARTICLE VIII
CONDITIONS TO CLOSING
     SECTION 8.1. Conditions to the Investor’s Obligations at Step 1 of the Closing. The Investor’s obligation to sell 42,695,821 Taiwan Shares to ChipMOS Taiwan or its designee(s) and 106,083,732 Taiwan Shares to the Company at the Closing pursuant to Section 3.2 is subject to the satisfaction (or waiver by such Investor), at or prior to the Closing Date, of the following conditions:
     (a) Representations and Warranties; Performance of Obligations. All representations and warranties made by ChipMOS Taiwan as set forth in Article IV and all representations made by the Company as set forth in Article V shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Taiwan and the Company, as the case may be, that are limited by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as if again made by ChipMOS Taiwan and the Company, as the case may be, on and as of such date, except to the extent such representations and warranties are made on and as of a specified date, in which event such representations and warranties shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Taiwan and the Company, as the case my be, that are limited by materiality, which shall be true and correct in all respects) on and as of such specified date, and the Company and ChipMOS Taiwan shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.
     (b) Regulatory Approvals. All requisite Consents shall have been obtained and shall be furnished and be in full force and effect. All necessary government filing and applicable waiting period requirements shall have been met or waived by the relevant Governmental Authorities.
     (c) Officers’ Certificate. Each of the Company and ChipMOS Taiwan shall have delivered to the Investor an officers’ certificate dated the Closing Date, to the effect that the conditions specified in Section 8.1(a) have been satisfied.
     (d) Taiwan Shares Cash Consideration. ChipMOS Taiwan and the Company shall have paid in the aggregate 100% of the Taiwan Shares Buyback Cash Consideration and 50% of the Taiwan Shares Acquisition Cash Consideration.
     (e) Board Approval. Each of the Company and ChipMOS Taiwan shall have provided the written resolutions, minutes or other evidence of the approval of the board of directors approving this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.
     (f) Registration Rights Agreement. The Company shall have duly executed and delivered the Registration Rights Agreement.

     (g) Legal Opinion. The Company shall have furnished to Investor (i) a legal opinion from Appleby Hunter Bailhache, Bermuda counsel to the Company, dated the Closing Date and addressed to the Investor, substantially in the form set forth in Exhibit B hereto and (ii) a legal opinion from Lee and Li, Attorneys-at-Law, Taiwan counsel to the Company and ChipMOS Taiwan, dated the Closing Date and addressed to the Investor, substantially in the form set forth in Exhibit C hereto.
     (h) No Material Adverse Change. After the date hereof and prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or results of operation of the Company and its Group Companies, taken as a whole, except for those changes that, individually or in the aggregate, would not have a Company Material Adverse Effect.
     SECTION 8.2. Conditions to the Company’s and ChipMOS Taiwan’s Obligations at Step 1 of the Closing. The obligations of ChipMOS Taiwan or its designee(s) to purchase 42,695,821 Taiwan Shares and the Company to purchase 106,083,732 Taiwan Shares at the Closing pursuant to Section 3.2 are subject to the satisfaction (or waiver by the Company and ChipMOS Taiwan), on or prior to the Closing, of the following conditions:
     (a) Representations and Warranties; Performance of Obligations. All representations and warranties made by the Investor shall be true and correct in all material respects (except for each of the representations and warranties made by the Investor that are limited by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as if again made by the Investor, on and as of such date, except to the extent such representations and warranties are made on and as of a specified date, in which event such representations and warranties shall be true and correct in all material respects (except for each of the representations and warranties made by the Investor that are limited by materiality, which shall be true and correct in all respects) on and as of such specified date, and the Investor shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.
     (b) Officer’s Certificate. The Investor shall have delivered to ChipMOS Taiwan and the Company an officer’s certificate, executed by the Chairman of the Board of Directors, President or a Vice President of the Investor, dated as of the Closing Date, to the effect that the conditions specified in Section 8.2(a) have been satisfied.
     (c) Regulatory Approvals. All requisite Consents shall have been obtained and shall be furnished and be in full force and effect. All necessary government filing and applicable waiting period requirements shall have been met or waived by the relevant Governmental Authorities.
     (d) Taiwan Share Certificates. The Investor shall have delivered, as applicable, to ChipMOS Taiwan or its designee(s) and the Company the certificates evidencing 148,779,553 Taiwan Shares held by the Investor, free and clear of all Liens.
     (e) Registration Rights Agreement. The Investor shall have duly executed and delivered the Registration Rights Agreement.

     SECTION 8.3. Conditions to the Investor’s Obligation to Purchase the Company Shares at Step 2 of the Closing. The Investor’s obligation to purchase the Company Shares at the Closing is subject to the completion of the purchase and sale of the Taiwan Shares pursuant to Sections 8.1 and 8.2 and the satisfaction (or waiver by the Investor), at or subsequent to such completion, of the condition that the Company shall have delivered to the Investor the receipt evidencing the receipt of the Subscription Consideration for the newly issued Company Shares, free and clear of all Liens.
     SECTION 8.4. Conditions to the Company’s Obligation to Sell the Company Shares at Step 2 of the Closing. The Company’s obligation to sell, issue and deliver the Company Shares at the Closing is subject to the completion of the purchase and sale of the Taiwan Shares pursuant to Sections 8.1 and 8.2 and the satisfaction (or waiver by the Company), on or subsequent to such completion, of the condition that the Investor shall have paid the Subscription Consideration in immediately available funds into an account designated by the Company.
     SECTION 8.5. Conditions to the Investor’s Obligation to Sell the Remaining 50% of the Taiwan Shares at Step 3 of the Closing. The Investor’s obligation to sell the remaining 106,083,732 Taiwan Shares at the Closing is subject to the completions of the purchase and sale of the Taiwan Shares and the Company Shares, as the case may be, pursuant to Sections 8.1, 8.2, 8.3 and 8.4, and the satisfaction (or waiver by the Investor), at or subsequent to such completions, of the condition that the Company shall have paid the remaining 50% of the Taiwan Shares Acquisition Cash Consideration.
     SECTION 8.6. Conditions to the Company’s Obligation to Purchase the Remaining Taiwan Shares at Step 3 of the Closing. The Company’s obligation to purchase the remaining 106,083,732 Taiwan Shares at the Closing is subject to the completion of the purchase and sale of the Taiwan Shares and the Company Shares pursuant to Sections 8.1, 8.2, 8.3 and 8.4, and the satisfaction (or waiver by the Company), on or subsequent to such completion, of the condition that the Investor shall have delivered to the Company the certificates evidencing the remaining 106,083,732 Taiwan Shares held by the Investor, free and clear of all Liens.
ARTICLE IX
INDEMNIFICATION
     SECTION 9.1. Survival of Representations and Covenants.
     (a) Notwithstanding any applicable statute of limitations, all representations and warranties contained in Articles IV, V and VI or made pursuant thereto shall survive the Closing until the expiration of one year from the Closing Date, except that the representations and warranties in Sections 5.2 and 6.5 shall survive the Closing and continue indefinitely. No action for indemnification under this Article IX may be brought with respect to such representations and warranties after the expiration dates indicated in the preceding sentence unless, prior to the date such representations and warranties expire, the party seeking indemnification has notified in reasonable detail the party from whom indemnification is sought of a claim for indemnity in accordance with Section 12.10 and hereunder. All covenants, agreements and undertakings made by the parties to this Agreement shall survive the Closing until the earlier of the date such covenant is fully performed or fulfilled or the expiration of the applicable statute of limitations, unless non-compliance is waived in writing by the party or parties entitled to such performance.
     SECTION 9.2. Indemnification.
     (a) The Company agrees to indemnify the Investor against, and hold the Investor harmless from, any damage, claim, liability or expense, including interest, fines, penalties and reasonable attorneys’ fees, in each case whether incurred in connection with a final judgment, award or disposition of the matter or settlement or otherwise (collectively “Damages”), arising out of (i) the breach of any representation or warranty of the Company as set forth in Article V of this Agreement and (ii) the breach of any covenants of the Company in this Agreement.
     (b) ChipMOS Taiwan agrees to indemnify the Investor and to hold the Investor harmless from any Damages arising out of (i) the breach of any representation or warranty of ChipMOS Taiwan in Article IV of this Agreement and (ii) the breach of any covenants of ChipMOS Taiwan in this Agreement.
     (c) The Investor agrees to indemnify the Company and ChipMOS Taiwan and to hold the Company and ChipMOS Taiwan harmless from any Damages arising out of (i) the breach of any representation or warranty of the Investor as set forth in Article VI of this Agreement and (ii) the breach of any covenants of the Investor in this Agreement.
     SECTION 9.3. Indemnification Procedures. If a Person entitled to indemnity hereunder (the “Indemnified Person”) receives notice of any claim or the commencement of any action, or otherwise becomes aware of a fact, condition or event for which indemnification is provided under Section 9.2, the Indemnified Person shall promptly following such Indemnified Party’s receipt of such claim or demand, notify the Person from whom indemnification is sought (the “Indemnifying Person”) in writing of such fact, condition or event; provided, however, that the failure to provide such notice shall not relieve the Indemnifying Person of its indemnification obligations hereunder except to the extent such failure prejudices the ability of such Indemnifying Person to contest such Damages. If such fact, condition or event is the assertion of a claim or the bringing of any action or proceeding by a third party, then the Indemnifying Person will be entitled to participate in or take charge of the defense or investigation of such claim, action or proceeding (or that part of any claim, action or proceeding for which indemnification is being sought) with counsel reasonably satisfactory to the Indemnified Person; provided, however, that the Indemnifying Person and its counsel shall proceed with diligence and in good faith with respect thereto. If such fact, condition or event involves a dispute or review by any Governmental Authority, then the Indemnifying Person shall advise the Indemnified Person regarding the Indemnifying Person’s course of action. After notice to the Indemnified Person of the Indemnifying Person’s election to assume the defense or investigation of any such claim, action or proceeding or part thereof (as the case may be), the Indemnifying Person shall not be liable to the Indemnified Person under this Article IX for any legal or other expenses in connection with the defense thereof other than reasonable costs of investigation; provided, however, that the Indemnified Person shall have the right at its own expenses to employ separate counsel and to participate in the defense or investigation of such claim, action or proceeding or part thereof. If the Indemnifying Person has elected to assume the defense or investigation of any claim, action or proceeding or part thereof, the Indemnifying Person shall be entitled to settle or compromise such claim, action or proceeding or part thereof; provided, however, that any such settlement or compromise involving the imposition of equitable remedies or involving the imposition of any obligations on the Indemnified Person shall require the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld). If the Indemnifying Person elects not to assume the defense of a claim, action or proceeding pursuant to this Section 9.3, the Indemnified Person shall be entitled to settle or compromise such claim, action or proceeding only with the consent of the Indemnifying Person (which consent shall not be unreasonably withheld). No Indemnified Person shall be required to consent to entry of any judgment or enter into any settlement or compromise which does not include as an unconditional terms thereof the giving by the claimant or plaintiff to such Indemnified Person of a release from all liability in respect to such claim or litigation.
     SECTION 9.4. DISCLAIMER. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR PARTIES FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, LOSS OF USE, OR DAMAGES TO THE OTHER PARTY’S OR PARTIES’ BUSINESS REPUTATION HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, WHETHER IN AN ACTION FOR CONTRACT, STRICT LIABILITY OR TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, WHETHER OR NOT THE FIRST PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY, EXCEPT THAT ANY SUCH LIMITATION ON LIABILITY SHALL NOT APPLY IN THE CASE OF FRAUD, GROSS NEGLIGENCE, INTENTIONAL MISREPRESENTATION OR CRIMINAL ACTIVITY.
ARTICLE X
TERMINATION
     SECTION 10.1. Termination Prior to the Closing Date. This Agreement may be terminated at any time prior to the Closing Date:
     (a) by mutual agreement in writing of the parties hereto;
     (b) by either ChipMOS Taiwan, the Company or the Investor upon written notice to the other parties if (i) the Closing shall not have occurred by June 30, 2007 or such later date as the parties shall have agreed to in writing, provided that the nonoccurrence of the Closing is not attributable to the failure of the party seeking to terminate this Agreement to perform or comply with any of its covenants agreements or undertakings set forth in this Agreement or (ii) if any Governmental Authority shall have issued an injunction, decree or order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Closing and such injunction, decree, order or other action shall have become final and non-appealable;
     (c) by the Company or ChipMOS Taiwan, if there has been a breach on the part of the Investor of any of the representations, warranties or covenants of the Investor set forth herein, or any failure on the part of the Investor to comply with its obligations hereunder, or any other events or circumstances shall have occurred, such that, in any such case, in the reasonable judgment of the Company, any of the conditions to the Closing set forth in Sections 8.2, 8.4 or 8.6 hereof could not be satisfied prior to the termination date contemplated by Section 10.1(b) hereof; or
     (d) by the Investor, if there has been a breach on the part of the Company or ChipMOS Taiwan of any of the representations, warranties or covenants of the Company or ChipMOS Taiwan set forth herein, or any failure on the part of the Company or ChipMOS Taiwan to comply with their obligations hereunder, or any other events or circumstances shall have occurred, such that, in any such case, in the reasonable judgment of the Investor, any of the conditions to the Closing set forth in Sections 8.1, 8.3, or 8.5 hereof could not be satisfied prior to the termination date contemplated by Section 10.1(b) hereof.
     SECTION 10.2. Effect of Termination. In the event of the termination of this Agreement by ChipMOS Taiwan, the Company or the Investor as provided in Section 10.1, this Agreement shall forthwith become void (other than Section 7.3 (Confidentiality), Section 7.4 (Public Announcements), Article X (Termination), Section 12.1 (Governing Law), Section 12.3 (Fees and Expenses) and Section 12.5 (Entire Agreement), and there shall be no liability or obligation on the part of any of the Investor, the Company, ChipMOS Taiwan or their respective directors, officers or Affiliates; provided, however, that Section 7.7 (Standstill) shall continue to be effective for duration of the period provided in Section 7.7 if termination is attributable to the fault of the Investor; provided, further, that no party hereto shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement; provided, further, that if this Agreement is terminated by a party because of the breach of this Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to fully comply with its obligations under this Agreement, the terminating party’s rights to pursue all legal remedies shall survive such termination unimpaired. The consummation of the transactions as of the Closing shall be voided by any termination pursuant to Section 10.1, and such transactions shall no longer be valid and in full force and effect and the parties shall take all steps necessary to unwind each of the three steps of the Closing as provided in Sections 3.2, 3.3 and 3.4.
ARTICLE XI
DEFINED TERMS
     SECTION 11.1. Certain Definitions. As used in this Agreement, the following terms will have the respective meanings set forth below:
     “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person. For the purposes of this definition, “control,” when used with respect to any particular Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
     “Affiliate Transferee” means a wholly-owned subsidiary of the Investor.
     “Benefit Plan” means any plan, agreement or commitment which is a deferred compensation agreement, or any director, officer, statutory auditor, executive or employee compensation, incentive bonus or other bonus, pension, profit-sharing, savings, retirement, stock option, stock purchase, stock appreciation rights, severance pay, vacation pay, scholarships or reimbursements, sick leave, life, health, disability or accident insurance plan, insurance borne by employer, or other employee or retiree benefit or perquisite plan, program, arrangement, understanding, agreement or commitment, whether written or unwritten, formally established or established by custom or practice, including any multi-employer benefit plan or any benefit plan that the Company or the Subsidiary maintains or contributes to, or has established (whether formally or by custom or practice) or has any obligation to contribute to, or has or may have any Liability (including any liability arising out of an indemnification, hold harmless or similar agreement).
     “Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York City or Taiwan are authorized or required by Law to close.
     “Common Shares” shall mean the common shares, par value US$ 0.01 per share, of the Company.
     “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.
     “Contract” shall mean any contract, license, consent, agreement, instrument or other enforceable, commitment, written or unwritten, including any deed, loan or credit agreement, note, bond, mortgage, indenture or lease to which a Person is a party or by which any of its material assets or properties is bound.
     “Environmental Law” shall mean any order of any court or arbitration board or tribunal, or any Law, relating to environmental contamination, pollution or the protection of the environment, natural resources or human health and safety.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
     “Governmental Authority” means any federal, state, foreign, supranational, national, municipal or local government, any court, any instrumentality, subdivision, administrative agency or commission or securities regulatory authority or other governmental authority or instrumentality or industry self-regulatory body.
     “Group Companies” means any subsidiary (as such term is defined in Rule 405 under the Securities Act) of the Company.

     “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.
     “knowledge” or “to the Company’s knowledge” or any similar language shall mean, with respect to any matter in question, as to any entity, the actual knowledge that the chief executive, chief operating, chief financial officer or senior executive, if any, has with respect to the matter in question.
     “Law” shall mean, with respect to any Person, any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any Governmental Authority, as in effect on the date hereof, to which such Person or any of its subsidiaries is bound or to which any of their respective properties is subject.
     “Liens” shall mean any liens, charges, pledges, mortgages, options, encumbrances, adverse claims, security interests or other third party rights (including rights of preemption, purchase rights and voting trusts), restrictions or limitations, in each case of any nature whatsoever.
     “Material Adverse Effect” shall mean any event, fact, circumstance or occurrence that, individually or in the aggregate, results in, or would reasonably be expected to result in, a material adverse change on the business, assets, condition (financial or otherwise), results of operation or prospects of an entity and its subsidiaries, taken as a whole, other than: (A) any change, effect, event or occurrence (i) relating to or resulting from economic or political conditions in general in any country, region or portion thereof, (ii) relating to or resulting from changes in legal or regulatory conditions or interpretations general in any country, region or portion thereof, (iii) relating to the testing and assembly portion of the semiconductor industry, (iv) resulting from any actions taken by the Investor or any of its Affiliates after the date hereof or (v) resulting from actions taken by the Company or ChipMOS Taiwan at the request of the Investor or any of its Affiliates, or (B) a decrease in the stock price of the Company or ThaiLin Semiconductor Corp. as the result of the Share Subscription or the Share Purchase.
     “NASD” shall mean the National Association of Securities Dealers, Inc.
     “Person” shall mean any individual, corporation, limited liability company, partnership, firm, joint venture, association, trust, joint stock company, unincorporated organization or other entity.
     “PRC” means the People’s Republic of China, excluding Hong Kong, Macau Special Administrative Region and Taiwan for purposes of this Agreement.
     “Representatives” shall mean, with respect to each party, such party’s officers, directors, and employees and, to the extent acting on behalf and at the direction of such party, such party’s counsel, investment bankers, consultants, accountants and other authorized representatives.
     “Related Party”, with respect to any specified Person, means: (i) any Affiliate of such specified Person; (ii) any other Person who serves as a director, executive officer or in a similar capacity of such specified Person; or (iii) any other Person who holds, individually or together with any Affiliate or relative of such other Person, more than 10% of the outstanding equity or ownership interests of such specified Person.
     “ROC” means the Republic of China.
     “SEC” shall mean the U.S. Securities and Exchange Commission.
     “Securities Act” shall mean the Securities Act of 1933, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
     “Share Equivalents” shall mean securities of any kind (including “phantom” securities) issued by the Company convertible into or exchangeable for Shares or options, warrants or other rights to purchase or subscribe for Common Shares or securities convertible into or exchangeable for Common Shares.
     “Subsidiary” shall mean, for the purposes of this Agreement, ChipMOS TECHNOLOGIES (H.K.) Limited.
     “Taxes” shall mean all taxes, levies, charges, fees, duties or other similar assessments, including any income, corporation, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, escheat, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Authority whether disputed or not.
     “Tax Return” shall mean any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.
     “Transaction Documents” shall mean this Agreement, the Registration Rights Agreement and each other certificate, instrument or agreement to be executed and delivered by the parties at Closing (or immediately thereafter with respect to certificates representing the Company Shares).
     “Voting Securities” shall mean securities with the power to vote with respect to the election of directors (or similar members of an entity’s governing body) generally. For purposes of this Agreement, any options or warrants with respect to Voting Securities, and any securities that are convertible or exchangeable for Voting Securities, shall be treated as Voting Securities only to the extent such instruments are currently exercisable or “in the money.”
     SECTION 11.2. Table of Definitions. The following terms have the meanings set forth in the Sections below:

Definition	Location
2009 Convertible Senior Notes	5.2(a)
2011 Convertible Senior Notes	5.2(a)

Definition	Location
ChipMOS Cash Consideration	1.2(b)
Agreement	Preamble
ChipMOS Taiwan	Preamble
Closing	3.1
Closing Date	3.1
Company	Preamble
Company Balance Sheet	5.8
Company Balance Sheet date	5.8
Company Report	5.7(a)
Company Shares	Preamble
Consents	4.3
Damages	9.2(a)
ICC	12.2
Indemnified Person	9.3
Indemnifying Person	9.3
Investor	Preamble
Non-Disclosure Agreement	7.3
Registration Rights Agreement	Preamble
Sarbanes-Oxley Act	5.7(a)
Share Option Plans	5.2
Share Purchase	Preamble
Share Subscription	Preamble
Shareholders Agreement	Preamble
Specified Court	12.2
Subscription Consideration	2.2
Subscription Price	2.2
Taiwan Shares Acquisition	1.1
Taiwan Shares Acquisition Cash Consideration	1.2(b)
Taiwan Shares Buyback	1.1
Taiwan Shares Buyback Cash Consideration	1.2(a)
Taiwan Shares Cash Consideration	1.2(b)
Taiwan Shares	Preamble
     SECTION 11.3. Certain Rules of Construction. This Agreement is to be interpreted in accordance with the following rules of construction:
     (a) Number and Gender. All definitions of terms apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.
     (b) “Including,” “Herein,” Etc. The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation”. The words “herein”, “hereof”, and “hereunder” and words of similar import refer to this Agreement (including all Exhibits) in its entirety and are not limited to any part hereof unless the context shall otherwise require.

     (c) Subdivisions and Attachments. All references in this Agreement to Articles, Sections, subsections, and Exhibits are, respectively, references to Articles, Sections and subsections of, and Exhibits attached to, this Agreement, unless otherwise specified.
     (d) References to Documents and Laws. All references to any Transaction Document are to such document as amended, modified or supplemented from time to time in accordance with its terms. All references to (x) any other agreement or instrument or (y) any requirement of Law, license or similar item are to it as amended and supplemented from time to time (and, in the case of a Law, to any corresponding provisions of successor Laws), unless otherwise specified.
     (e) References to Days. Any reference in this Agreement or a Transaction Document to a “day” or number of “days” (without the explicit qualification “Business”) is a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be taken or given on the next Business Day.
     (f) Examples. If, in any provision of any Transaction Document, any example is given (through the use of the words “such as,” “for example,” “e.g.” or otherwise) of the meaning, intent or operation of any provision, such example is intended to be illustrative only and not exclusive.
     (g) Participation in Drafting. The parties and their respective legal counsel have participated in the drafting of this Agreement, and this Agreement will be construed simply and according to its fair meaning and without any presumption or prejudice for or against any party.
     (h) Headings. The table of contents and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
ARTICLE XII
MISCELLANEOUS
     SECTION 12.1. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York.
     SECTION 12.2. Arbitration; Jurisdiction. All disputes, controversies and claims in connection with or arising out of this Agreement or any other Transaction Document that the parties are unable to resolve between themselves shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) in effect on the date hereof. The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim, and the award shall be final and binding. Judgment thereon may be entered by any court having jurisdiction. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute, controversy or claim and shall be impartial and independent of any party. The Company and ChipMOS shall jointly appoint one arbitrator and the Investor shall appoint one arbitrator, and the two so appointed shall choose a third arbitrator. If the arbitrators chosen by the parties cannot agree on the choice of the third arbitrator within a period of 30 days after both of them have been appointed, then the third arbitrator shall be appointed by the ICC. The parties and the appointing authority may appoint from among the nationals of any country, whether or not a party is a national of that country. The place of arbitration shall be New York, New York, the United States of America. The arbitration shall be conducted in the English language and any foreign-language documents presented at such arbitration shall be accompanied by an English translation thereof. The arbitrators shall state the reasons upon which the award is based. The content, existence and judgment of any arbitral proceeding hereunder shall be confidential and subject to the confidentiality provisions of this Agreement. Each of the parties submits to the non-exclusive jurisdiction of any court in Taipei, Taiwan, ROC and any state or federal court in New York, New York, the United States of America (each a “Specified Court”) in any action, suit or proceeding with respect to the enforcement of the arbitration provisions of this Agreement or any Transaction Document and the non-exclusive jurisdiction of the Specified Court with respect to the enforcement of any award thereunder.
     SECTION 12.3. Fees and Expenses. Except as otherwise provided herein, each party to the Transaction Documents will bear its own Taxes, costs and expenses in connection with such transactions, except as otherwise expressly set forth in the Transaction Documents.
     SECTION 12.4. Payments and Currency. Any and all amounts payable hereunder, at the Closing or otherwise, shall be paid to the appropriate party in United States dollars. No payment obligation hereunder shall be discharged by amounts paid in another currency.
     SECTION 12.5. Entire Agreement. This Agreement, the other Transaction Documents (including the documents and the instruments referred to herein) and the Non-Disclosure Agreement, the exhibits and schedules hereto and thereto and any other documents delivered pursuant hereto and thereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and supersede all prior understandings and agreements, and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and in the other Transaction Documents. For avoidance of any doubt, none of the Transaction Documents other than this Agreement shall become effective until such Transaction Document has been entered into and executed by all of the contracting parties thereto.
     SECTION 12.6. Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, shall be valid unless expressly set forth in writing and signed on behalf of the party entitled to the benefits of such waived term or provision, and no such waiver shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     SECTION 12.7. Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     SECTION 12.8. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on an Investor’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.
     SECTION 12.9. Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine and the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.
     SECTION 12.10. Notices. All notices or other communications required or permitted to be given under this Agreement shall be deemed to have been fully given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) or upon receipt by facsimile transmission (provided, that the confirmation of such facsimile transmission is delivered by hand or certified mail to the addressee of the facsimile within five Business Days of the delivery of the facsimile), or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the parties as follows:
     If to the Company:
ChipMOS TECHNOLOGIES (Bermuda) LTD.
11F, No.3, Lane 91, Dongmei Road
Hsinchu Science Park
Hsinchu, Taiwan, Republic of China
Telecopy: (+886) 3-571-6073
Attention: Chief Executive Officer
     with a copy to:
Sullivan & Cromwell LLP
28th Floor
Nine Queen’s Road Central
Hong Kong

Telecopy: (+852) 2522-2280
Attention: Michael G. Desombre, Esq.
     If to ChipMOS Taiwan:
ChipMOS TECHNOLOGIES, INC.
No. 1, R&D Road 1
Hsinchu Science Park
Hsinchu, Taiwan, Republic of China
Telecopy: (+886) 3-566-8981
Attention: Chairman of the Board
     with a copy to:
Lee and Li Attorneys-at-Law, Hsinchu Office
5F, Science Park Life Hub, 1 Industry E. 2nd Road
Hsinchu Science Park
Hsinchu, Taiwan, Republic of China
Telecopy: (+886) 3-579-7880
Attention: Oliver Hung, Esq.
     If to the Investor:
Siliconware Precision Industries Co., Ltd.
No. 123, Section 3, Da Fong Road
Tantzu
Taichung, Taiwan, Republic of China
Telecopy: (+886) 4-2534-1525
Attention: Chairman of the Board of Directors
     with a copy to:
Simpson Thacher & Bartlett LLP
35/F, ICBC Tower
3 Garden Road
Hong Kong
Telecopy: (+852) 2869-7694
Attention: Chris Lin, Esq.
     and a copy to:
Baker & McKenzie
15/F, 168 Tun Hwa North Road
Taipei 105, Taiwan, R.O.C.
Telecopy: (+886) 2-2716-9250
Attention: Alex Chiang

     or to such other Persons or addresses as the Person to whom notice is given may have previously furnished in writing to the party giving such notice in the manner set forth above (provided, that notice of any change of address shall be effective only upon receipt thereof).
     SECTION 12.11. Successors and Assigns; No Third Party Beneficiaries. No party may assign its obligations under this Agreement to any person without the other parties’ prior written consent, except that the Investor may assign this Agreement to its Affiliate Transferee provided that after such assignment, the Investor shall continue to be bound by the obligations and liabilities applicable to it under this Agreement. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     SECTION 12.12. Controlling Provisions. If any provision of this Agreement conflicts with or is contrary to any provision of the other Transaction Documents, this Agreement shall control.
     SECTION 12.13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     In Witness Whereof, the parties hereto have executed this Agreement as of the date set forth in the first paragraph hereof.
THE COMPANY:
CHIPMOS TECHNOLOGIES (BERMUDA) LTD.
By:
Name:
Title:
CHIPMOS TAIWAN:
CHIPMOS TECHNOLOGIES INC.
By:
Name:
Title:
THE INVESTOR:
SILICONWARE PRECISION INDUSTRIES CO., LTD.
By:
Name:
Title:
SIGNATURE PAGE TO
SHARE PURCHASE AND SUBSCRIPTION AGREEMENT

Company Disclosure Schedules
In connection with that certain Share Purchase and Subscription Agreement dated as of February 13, 2007 by and among the Company, ChipMOS Taiwan and the Investor (the “Agreement”), the Company hereby delivers this Company Disclosure Schedule to the Company’s representative and warranty given in the Agreement. The section numbers in this Schedule correspond to the section numbers in the Agreement. Disclosure of any information or document herein is not a statement or admission that it is material or required to be disclosed herein. References to any document do not purport to be complete and are qualified in their entirety by the document itself. Capitalized terms used but not defined herein shall have the same meanings given them in the Agreement.

Section 5.9
1.	Lawsuit brought by Tessera, Inc. (“Tessera”) against ChipMOS Taiwan and ChipMOS USA INC. (“ChipMOS USA”) and other defendants in the United States District Court for the Northern District of California in February 2006 with case No. 05-4063, in which Tessera alleged that ChipMOS Taiwan had breached the license agreement entered into by Tessera and ChipMOS Taiwan and ChipMOS Taiwan and ChipMOS USA had infringed upon certain Tessera patents.
2.	Patent license or infringement dispute between ChipMOS Taiwan and Freescale Semiconductor, Inc. (“Freescale”) arising out of Freescale’s alleged termination of certain Immunity Agreement entered into in April 1999 by ChipMOS Taiwan and Motorola, Inc., who subsequently spun off Freescale and assigned the Immunity Agreement to Freescale in September 2005. In its letter to ChipMOS Taiwan in October 2006, Freescale allegedly terminated the foregoing agreement for the reason that ChipMOS Taiwan failed to cure its breach of royalties payment for the FBGA products, while ChipMOS Taiwan disputed Freescale’s allegation. ChipMOS continued to pay the royalties due for the mini BGA products. However, Freescale refused to issue the invoices therefor.
3.	Settlement negotiation between ChipMOS Taiwan and Ultima Electronics Corp. (“Ultima”) regarding the payment due under the invoices issued by ChipMOS Taiwan to Ultima in an amount totaled NT$276,872,378 as of December 31, 2004, payable by Ultima to ChipMOS Taiwan. Given that Ultima is insolvent, ChipMOS Taiwan is negotiating with Ultima for settlement or sale of the credit, and the possible settlement will be approximately NT$ 1 million.

Section 5.12
1.	Lawsuit brought by Tessera, Inc. (“Tessera”) against ChipMOS Taiwan and ChipMOS USA INC. (“ChipMOS USA”) and other defendants in the United States District Court for the Northern District of California in February 2006 with case No. 05-4063, in which Tessera alleged that ChipMOS Taiwan had breached the license agreement entered into by Tessera and ChipMOS Taiwan and ChipMOS Taiwan and ChipMOS USA had infringed upon certain Tessera patents.
2.	Patent license or infringement dispute between ChipMOS Taiwan and Freescale Semiconductor, Inc. (“Freescale”) arising out of Freescale’s alleged termination of certain Immunity Agreement entered into in April 1999 by ChipMOS Taiwan and Motorola, Inc., who subsequently spun off Freescale and assigned the Immunity Agreement to Freescale in September 2005. In its letter to ChipMOS Taiwan in October 2006, Freescale allegedly terminated the foregoing agreement for the reason that ChipMOS Taiwan failed to cure its breach of royalties payment for the FBGA products, while ChipMOS Taiwan disputed Freescale’s allegation. ChipMOS continued to pay the royalties due for the mini BGA products. However, Freescale refused to issue the invoices therefor.

Section 5.16
1.	Lawsuit brought by Tessera, Inc. (“Tessera”) against ChipMOS Taiwan and ChipMOS USA INC. (“ChipMOS USA”) and other defendants in the United States District Court for the Northern District of California in February 2006 with case No. 05-4063, in which Tessera alleged that ChipMOS Taiwan had breached the license agreement entered into by Tessera and ChipMOS Taiwan and ChipMOS Taiwan and ChipMOS USA had infringed upon certain Tessera patents.
2.	Patent license or infringement dispute between ChipMOS Taiwan and Freescale Semiconductor, Inc. (“Freescale”) arising out of Freescale’s alleged termination of certain Immunity Agreement entered into in April 1999 by ChipMOS Taiwan and Motorola, Inc., who subsequently spun off Freescale and assigned the Immunity Agreement to Freescale in September 2005. In its letter to ChipMOS Taiwan in October 2006, Freescale allegedly terminated the foregoing agreement for the reason that ChipMOS Taiwan failed to cure its breach of royalties payment for the FBGA products, while ChipMOS Taiwan disputed Freescale’s allegation. ChipMOS continued to pay the royalties due for the mini BGA products. However, Freescale refused to issue the invoices therefor.

Exhibit A
Form of Registration Rights Agreement

A-1

Exhibit B
Legal Opinion of Appleby Hunter Bailhache, Bermuda counsel to the Company

B-1

Exhibit C
Legal Opinion of Lee and Li, Attorneys-at-Law, Taiwan Counsel to the Company and ChipMOS Taiwan

C-1

Exhibit II
EXECUTION VERSION
REGISTRATION RIGHTS AGREEMENT
between
CHIPMOS TECHNOLOGIES (BERMUDA) LTD.
and
SILICONWARE PRECISION INDUSTRIES CO., LTD.
February 13, 2007

-i-

-ii-

REGISTRATION RIGHTS AGREEMENT
          REGISTRATION RIGHTS AGREEMENT, dated as of February 13, 2007 (this “Agreement”), between ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company under the laws of Bermuda (the “Company”), and Siliconware Precision Industries Co., Ltd., a company incorporated under the laws of Taiwan, Republic of China (the “Investor”).
          WHEREAS, the Company, ChipMOS TECHNOLOGIES, INC. (“ChipMOS Taiwan”) and the Investor are parties to a share purchase and subscription agreement of even date herewith (the “Share Subscription Agreement”), pursuant to which the Investor has agreed to sell and the Company and ChipMOS Taiwan have agreed to purchase all of the common shares of ChipMOS Taiwan, par value NT$10 (“Taiwan Shares”), held by the Investor and the Company has agreed to sell, issue and deliver and the Investor has agreed to subscribe for 12,174,998 newly issued shares of Common Shares of the Company (“Company Shares”) under terms and conditions set forth in the Share Subscription Agreement; and
          WHEREAS, the execution of this Agreement is an inducement and a condition precedent to the consummation of the transactions contemplated under the Share Subscription Agreement.
          NOW, THEREFORE, the parties hereby agree as follows:
          1. Definitions. As used in this Agreement the following terms have the meanings indicated:
          “Affiliate Transferee” means any wholly-owned subsidiary of the Investor.
          “Agreement” has the meaning set forth in the preamble to this Agreement.
          “Approved Underwriter” has the meaning set forth in Section 3(e) of this Agreement.
          “Board of Directors” means the board of directors of the Company.
          “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City or Taiwan are authorized or required by law to close.
          “ChipMOS Taiwan” has the meaning set forth in the recitals to this Agreement.
          “Company” has the meaning set forth in the preamble to this Agreement.
          “Company Shares” has the meaning set forth in the recitals to this Agreement.
          “Common Shares” means common shares of the Company, par value US$0.01 per share.
          “Company Underwriter” has the meaning set forth in Section 4(a) of this Agreement.

          “Confidential Information” has the meaning set forth in Section 11(b) of this Agreement.
          “Damages” has the meaning set forth in Section 8(a) of this Agreement.
          “Demand Registration” has the meaning set forth in Section 3(a) of this Agreement.
          “Designated Holder” means each of the Investor and any permitted transferee to whom Registrable Securities have been transferred in accordance with the provisions of Section 12(i) of this Agreement.
          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
          “F-3 Registration” has the meaning set forth in Section 5(a) of this Agreement.
          “Holder’s Counsel” has the meaning set forth in Section 7(a)(i) of this Agreement.
          “ICC” has the meaning set forth in Section 12(b) of this Agreement.
          “Incidental Registration” has the meaning set forth in Section 4(a) of this Agreement.
          “Indemnified Party” has the meaning set forth in Section 8(c) of this Agreement.
          “Indemnifying Party” has the meaning set forth in Section 8(c) of this Agreement.
          “Inspector” has the meaning set forth in Section 7(a)(vii) of this Agreement.
          “Investor” has the meaning set forth in the preamble to this Agreement.
          “Lock-Up Period” has the meaning set forth in Section 2(b) of this Agreement.
          “NASD” has the meaning set forth in Section 7(a)(xiii) of this Agreement.
          “Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.
          “Records” has the meaning set forth in Section 7(a)(vii) of this Agreement.
          “Registrable Securities” means each of the following: (a) any and all shares of Common Shares acquired by a Designated Holder from the Company pursuant to the Share Subscription Agreement and (b) any and all shares of Common Shares issued or issuable to a Designated Holder with respect to the Registrable Securities by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise and any Common Shares or voting common shares issuable upon

2

conversion, exercise or exchange thereof. Registrable Securities will cease to be Registrable Securities in accordance with Section 2(c).
          “Registration Expenses” shall mean all expenses arising from or incident to the Company’s performance of, or compliance with, this Agreement, including, without limitation, (i) SEC, stock exchange and NASD registration and filing fees, (ii) all fees and expenses incurred in complying with securities or “blue sky” laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any “cold comfort” letters or any special audits incident to or required by any registration or qualification) and any legal fees, charges and expenses incurred by the Company, (v) cost of distributing prospectuses in preliminary and final form as well as any supplements thereto and (vi) any liability insurance or other premiums for insurance for the benefit of the Company or its directors and officers obtained in connection with any Demand Registration or piggy-back registration thereon, Incidental Registration or F-3 Registration pursuant to the terms of this Agreement, regardless of whether such Registration Statement is declared effective.
          “Registration Statement” means a registration statement filed pursuant to the Securities Act.
          “Rule 144” has the meaning set forth in Section 9 of this Agreement.
          “SEC” means the U.S. Securities and Exchange Commission, or any similar agency then having jurisdiction to enforce the Securities Act.
          “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Share Subscription Agreement” has the meaning set forth in the recitals to this Agreement.
          “Shelf Registration” means a registration of a delayed or continuous offering of Registrable Securities under the Securities Act pursuant to Rule 415 thereunder or any successor provision.
          “Specified Court” has the meaning set forth in Section 12(c) of this Agreement.
          “Subsidiary” shall mean ChipMOS Taiwan, MODERN TECHNOLOGY LIMITED, ChipMOS TECHNOLOGIES (Shanghai) LTD., ThaiLin Semiconductor Corp., ChipMOS TECHNOLOGIES (H.K.) Limited, ChipMOS Japan, Inc. and ChipMOS USA, Inc.
          “Taiwan Shares” has the meaning set forth in the recitals to this Agreement.
          “Transfer” shall mean, with respect to any Company Shares, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Company Shares, whether directly or indirectly, or agree or commit to do any of the

3

foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation or transfer of such Company Shares or any agreement or commitment to do any of the foregoing.
          2. General; Transfer Restrictions; Securities Subject to this Agreement.
          (a) Grant of Rights. Without any prejudice to the restrictions on transfer contained in Section 2(b) of this Agreement, the Company hereby grants registration rights to the Designated Holder upon the terms and subject to the conditions set forth in this Agreement.
          (b) Transfer Restrictions. From the date hereof until the date 270 days from the closing date of the transactions contemplated by the Share Subscription Agreement, the Investor shall not Transfer any of the Company Shares acquired pursuant to the Share Subscription Agreement (the “Lock-Up Period”).
          (c) Registrable Securities. For the purposes of this Agreement, Registrable Securities will cease to be Registrable Securities when (i) a Registration Statement covering such Registrable Securities has been declared effective under the Securities Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective Registration Statement, (ii) such Registrable Securities shall have been sold pursuant to Rule 144, (iii) the entire amount of Registrable Securities owned by a Designated Holder, in the opinion of counsel to the Company, may be distributed to the public without any limitation as to volume pursuant to paragraph (e) of Rule 144, or any successor provision then in effect, under the Securities Act or (iv) the Registrable Securities are Transferred by a Person who is not permitted to receive the Transfer of registration rights pursuant to, or as otherwise provided in, Section 12(i) of this Agreement.
          3. Demand Registration.
          (a) Request for Demand Registration. At any time after the Lock-Up Period, any Designated Holder may make a written request to the Company to register, under the Securities Act on any form for which the Company then qualifies and deems appropriate (a “Demand Registration”), the number of Registrable Securities stated in such request; provided, however, that the Company shall not be obligated to effect (i) any Demand Registration for less than an aggregate of US$20,000,000 in Registrable Securities, (ii) more than two (2) Demand Registrations during any calendar year for any Designated Holder or its transferees or (iii) in any case, more than six (6) Demand Registrations in total under this Agreement, provided, further, that any Designate Holder shall not be entitled to request any Demand Registration after the sixth anniversary of the date hereof. For purposes of the preceding sentence, two or more Registration Statements filed in response to one demand shall be counted as one Registration Statement. If at the time of any request to register Registrable Securities pursuant to this Section 3(a), the Board of Directors makes a good faith determination that the filing of such Registration Statement would adversely affect the Company and its shareholders, as a whole, in any material respect, then the Company may at its option direct that such request be delayed for a reasonable period not in excess of 90 days from the date of receipt of the Demand Registration; provided, however, that the Company shall not exercise such right to delay a request more than two times or for more than a total of 90 days during any period of 365 days. In addition, the Company shall not be required to effect any registration within 90 days after the effective date of any other Registration Statement of

4

the Company. Each request for a Demand Registration by the Designated Holder shall state the amount of the Registrable Securities proposed to be sold and the intended method of disposition thereof. Upon a request for a Demand Registration, the Company shall use its commercially reasonable efforts to promptly take such steps as are necessary or appropriate to prepare for the registration of the Registrable Securities to be registered.
          (b) Demand Registration Procedures. The Company shall use its commercially reasonable efforts to cause any such Demand Registration to become and remain effective not later than 90 days after it receives a request for Demand Registration under Section 3(a). After receiving a Demand Request under Section 3(a), the Company shall follow the procedures in Section 7. A registration shall not constitute a Demand Registration until it has become effective and remains continuously effective for the lesser of (i) the period during which all Registrable Securities registered in the Demand Registration are sold and (ii) 90 days; provided, moreover, that a registration shall not constitute a Demand Registration if (x) after such Demand Registration has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason not attributable to the Designated Holder and such interference is not thereafter eliminated or (y) the reasonable and customary conditions specified in the underwriting agreement, if any, entered into in connection with such Demand Registration are not satisfied or waived, other than by reason of a failure by the Designated Holder.
          (c) Expenses. In any registration initiated as a Demand Registration, the Designated Holders, on a pro rata basis in accordance with Section 7(d), shall pay all Registration Expenses in connection therewith, whether or not such Demand Registration becomes effective. The Designated Holders shall also pay (i) all discounts or underwriter commissions attributable to any Company Shares sold by them and (ii) all of their own out-of-pocket expenses, including all legal counsel fees in connection with any registration.
          (d) Selection of Underwriters.
     (i) If a written request for a Demand Registration is made and the Designated Holder indicates that the applicable Registrable Securities are to be sold pursuant to an underwritten offering, then the Designated Holder shall select the managing underwriter(s) to administer such offering subject to the written consent of the Company, which consent shall not be unreasonably withheld.
     (ii) If any F-3 Registration or takedown in connection with a Shelf Registration, as the case may be, of Registrable Securities is in the form of an underwritten offering, the Company shall select an internationally reputable investment banking firm to act as the managing underwriter of the offering (the “Approved Underwriter”).
          4. Incidental or “Piggy-Back” Registration.
          (a) Request for Incidental Registration. At any time after the Lock-Up Period, if the Company proposes to file a Registration Statement under the Securities Act with respect to

5

an offering by the Company for its own account (other than a Registration Statement on Form F-4 or S-8 or any successor thereto), then the Company shall give written notice of such proposed filing to each Designated Holder, at least fifteen (15) Business Days before the anticipated filing date, and such notice shall describe the proposed registration and distribution and offer such Designated Holder the opportunity to register the number of Registrable Securities as such holder may request (an “Incidental Registration”). No Designated Holder shall be entitled to be named as a selling securityholder in the Registration Statement, and no Designated Holder shall be entitled to use the prospectus forming a part thereof for resales of Registrable Securities at any time, unless such Designated Holder has responded in writing indicating such Designated Holder’s intention to participate in the proposed registration and distribution within five (5) Business Days after such Designated Holder’s receipt of written notice from the Company. The Company shall, and shall use its commercially reasonable efforts (within ten (10) Business Days after the notice of an Incidental Registration provided for above) to cause the managing underwriter or underwriters of a proposed underwritten offering (the “Company Underwriter”) to permit a Designated Holder who has requested in writing to participate in the Incidental Registration to include its Registrable Securities in such offering on the same terms and conditions as the securities of the Company included therein. In connection with any Incidental Registration under this Section 4(a) involving an underwritten offering, the Company shall not be required to include any Registrable Securities in such underwritten offering unless the holder thereof accepts the terms of the underwritten offering as agreed upon between the Company and the Company Underwriter, and then only in such quantity as will not, in the opinion of the Company Underwriter, have a material adverse effect on the success of the offering by the Company. If in the written opinion of the Company Underwriter the registration of all or part of the Registrable Securities which a Designated Holder has requested to be included would materially adversely affect the success of such offering, then the Company shall be required to include in such Incidental Registration, to the extent of the amount that the Company Underwriter believes may be sold without causing such adverse effect, first, all of the securities to be offered for the account of the Company; second, the Registrable Securities to be offered for the account of the Designated Holder pursuant to this Section 4, if necessary, allocated among the Designated Holders exercising the right to Incidental Registration on a pro rata basis according to the number of Registrable Securities then outstanding held by each such Designated Holder requesting registration (excluding the Registrable Securities of any Designated Holder that has chosen not to exercise its right to Incidental Registration); and third, any other securities requested to be included in such underwritten offering.
          (b) Expenses. The Company shall bear all Registration Expenses in connection with any Incidental Registration pursuant to this Section 4, whether or not such Incidental Registration becomes effective. The Designated Holders shall pay (i) all discounts or underwriter commissions attributable to any Company Shares sold by them and (ii) all of their own out-of-pocket expenses, including all legal counsel fees in connection with any registration.
          5. Form F-3 Registration.
          (a) Request for a Form F-3 Registration. At any time after the Lock-Up Period when the Company is eligible to use Form F-3, in the event that the Company shall receive from a Designated Holder a written request that the Company register, under the Securities Act, on Form F-3 (or any successor form then in effect) (an “F-3 Registration”), all or a portion of the Registrable Securities owned by such Designated Holder, the Company shall use its reasonable

6

best efforts (i) to file a Registration Statement covering the number of shares of Registrable Securities specified in such request on Form F-3 for public sale in accordance with the method of disposition specified in such request within 60 days after the receipt of the Designated Holder’s request therefore and (ii) to cause such F-3 Registration to be declared effective by the SEC as soon as reasonably practicable thereafter.
          (b) Form F-3 Underwriting Procedures. If the Company or the Designated Holder so elect, the Company shall use its commercially reasonable efforts to cause such F-3 Registration pursuant to this Section 5 to be in the form of a firm commitment underwritten offering and the managing underwriter or underwriters selected for such offering shall be the Approved Underwriter selected in accordance with Section 3(d)(ii). If the Approved Underwriter advises the Company in writing that in its opinion marketing factors require a limitation of the aggregate amount of Registrable Securities to be included in the underwritten offering, the Company shall include in such underwritten offering only the aggregate amount of Registrable Securities that in the opinion of the Approved Underwriter may be sold without any material adverse effect on the success of such underwritten offering.
          (c) Request for a Shelf Registration. At any time after the Lock-Up Period and so long as the Company is eligible to use Form F-3 or such other successor form permitting incorporation of public filing by reference, a Designated Holder shall be entitled to request the Company to file and maintain a Shelf Registration with the SEC under which all or any portion of Common Shares that is owned by it at the time of such request may be resold at any time and from time to time until such time as all such Common Shares may be sold by such Designated Holder in a single transaction pursuant to Rule 144 under the Securities Act, or any successor provision then in effect; provided that the aggregate amount of Registrable Securities included in such Shelf Registration as requested by the Designated Holder is no less than US$30,000,000. The Company shall use its commercially reasonable efforts to cause any such Shelf Registration to become effective. If the Company shall propose to file a registration statement to effect a Shelf Registration for the offer and sale of Common Shares of any other shareholder of the Company, the Company shall notify each Designated Holder and the Designated Holders shall have the right to require the registration of Registrable Securities under such Shelf Registration in such amount as it may specify in writing to the Company within fifteen (15) Business Days after receiving notice of such proposed Shelf Registration, only if (i) such notification shall not violate the Company’s obligations to such shareholder of the Company and (ii) the Designated Holders shall obtain written consent of the Approved Underwriter of the takedown in connection with such Shelf Registration. The Company shall not be required to effect a requested registration as a Shelf Registration if the Board of Directors of the Company shall have determined in good faith that filing such registration at the time of the request would adversely affect the Company and its shareholders, as a whole, in any material respect, and then the Company may at its option direct that such request be delayed for a reasonable period not in excess of 90 days from the date of receipt of the request of Shelf Registration; provided, however, that the Company shall not exercise such right to delay a request more than one time or for more than a total of 90 days during any period of 365 days. If the Board of Directors shall have made such a determination with respect to such Shelf Registration, then the Company will consider to proceed with a Demand Registration or F-3 Registration which is not a Shelf Registration in accordance with Section 3(a) or 5(a), as the case may be, and the Designated Holders may not request that any subsequent

7

Demand Registration or F-3 Registration be a Shelf Registration until at least 90 days after such determination.
          (d) Company’s Election to File a Shelf Registration. Each Designated Holder agrees that the Company may, at any time after the Lock-Up Period, at the Company’s option, file a Shelf Registration with the SEC in order to facilitate sales of Common Shares by a Designated Holder. In the event that such a Shelf Registration is declared effective by the SEC, the Company shall use its commercially reasonable efforts to comply with any request for registration by a Designated Holder under this Agreement by providing an appropriate prospectus supplement under such Shelf Registration. The terms and conditions of this Agreement, including without limitation, the provisions of Section 5(e), shall apply to the use and availability of such Shelf Registration as if it were the filing of a Registration Statement.
          (e) Limitations on Form F-3 Registrations. If at the time of any request to register Registrable Securities pursuant to Section 5(a) or any utilization of a Shelf Registration pursuant to Section 5(c) or 5(d), the Board of Directors makes a good faith determination that such request to register Registrable Securities or utilize a Shelf Registration would be reasonably likely to adversely affect the Company and its shareholders in any material aspect, then the Company may at its option direct that such request or continued availability be delayed for a reasonable period not in excess of 90 days from the date of receipt of such request; provided, however, that the Company shall not exercise such right to delay a request more than two times and for more than a total of 90 days during any period of 365 days. In addition, the Company shall not be required to effect any registration pursuant to Section 5(a): (i) if within 90 days after the effective date of any other Registration Statement of the Company (other than on Form F-4 or S-8), (ii) if within the 12-month period preceding the date of such request, the Company has effected two registrations on Form F-3 pursuant to Section 5(a) and all of the Registrable Securities registered therein have been sold, or (iii) if Form F-3 is not available for such offering by the relevant Designated Holder.
          (f) Expenses. The Company shall bear all Registration Expenses in connection with any registration pursuant to this Section 5, whether or not such F-3 Registration or the Shelf Registration becomes effective. Notwithstanding the foregoing, the Company shall not be required to pay any Registration Expenses (and the Designated Holders shall therefore pay all Registration Expenses) in connection with a registration commenced pursuant to this Section 5 if the registration request is subsequently withdrawn at the request of the Designated Holders holding a majority of the Registrable Securities being registered. The Designated Holders shall pay (i) all discounts or underwriter commissions attributable to any Company Shares sold by them and (ii) all of their own out-of-pocket expenses, including all legal counsel fees in connection with any registration.
          (g) No Demand Registration. No registration requested by the Designated Holder pursuant to this Section 5 shall be deemed a Demand Registration pursuant to Section 3.
          6. Holdback Agreements.
          (a) Restrictions on Public Sale by the Designated Holder. If, and to the extent, requested by the Approved Underwriter or the Company Underwriter, as the case may be, in the case of an underwritten public offering, a Designated Holder agrees (i) not to effect any public sale

8

or distribution of any Registrable Securities or of any securities convertible into or exchangeable or exercisable for such Registrable Securities, including a sale pursuant to Rule 144, and (ii) not to make any request for a Demand Registration, F-3 Registration or Shelf Registration under this Agreement, during a 120-day period or such shorter period agreed upon by such Designated Holder and the requesting party beginning thirty (30) days prior to the anticipated effective date of the Registration Statement relating to such offering (except as part of such registration).
          (b) Restrictions on Public Sale by the Company. The Company agrees not to effect any public sale or distribution of any of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities (except pursuant to registrations on Form F-4 or S-8 or any successor thereto), during the period beginning on the effective date of any Registration Statement (other than a Shelf Registration) in which a Designated Holder is participating and ending on the earlier of (i) the date on which all Registrable Securities registered on such Registration Statement are sold and (ii) 90 days after the effective date of such Registration Statement (except as part of such registration).
          7. Registration Procedures.
          (a) Obligations of the Company Whenever registration of Registrable Securities has been requested pursuant to Section 3, Section 4 or Section 5 of this Agreement, the Company shall:
     (i) use its commercially reasonable efforts to prepare and file, as promptly as practicable, with the SEC a Registration Statement on any form for which the Company then qualifies and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof, and use its commercially reasonable efforts to cause such Registration Statement to become effective; provided, however, that (x) before filing a Registration Statement or prospectus or any amendments or supplements thereto, the Company shall provide one counsel selected by the Designated Holder (“Holder’s Counsel”) and any other Inspector with a reasonable opportunity to review and comment on such Registration Statement and each prospectus included therein (and each amendment or supplement thereto) to be filed with the SEC, subject to such documents being under the Company’s control, and (y) the Company shall notify the Holder’s Counsel and each seller of Registrable Securities of any stop order issued or threatened by the SEC and take all reasonable action required to prevent the entry of such stop order or to remove it if entered;
     (ii) use its commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the lesser of (x) 90 days and (y) such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold, or in the case of a Shelf Registration, until such time as the Registrable Securities covered thereby have been sold pursuant to such registration or cease to be deemed Registrable Securities, and comply with the provisions of the Securities Act with respect to the disposition of all securities

9

covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;
     (iii) as soon as reasonably practicable, furnish to the seller of Registrable Securities, prior to filing a Registration Statement, at least one copy of such Registration Statement as is proposed to be filed, and thereafter such number of copies of the prospectus (including each preliminary prospectus) used in connection with such Registration Statement and each amendment and supplement thereto (in each case including all exhibits thereto) as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;
     (iv) use its commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions within the United States as any seller of Registrable Securities may reasonably request, and to continue such qualification in effect in such jurisdiction for as long as any such seller reasonably requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or reasonably advisable to enable any such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 7(a)(iv), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction;
     (v) notify the seller of Registrable Securities (a) if the Company receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose or (b) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the Company shall use its commercially reasonable efforts to promptly prepare a supplement to or amendment of such prospectus and furnish to each seller a reasonable number of copies of such supplement to or amendment of such prospectus as may be necessary so that, after delivery to the purchasers of such Registrable Securities, such prospectus as supplemented or amended shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;
     (vi) enter into and perform customary agreements (including an underwriting agreement in customary form with the Approved Underwriter or

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Company Underwriter, if any, selected as provided in Section 3, Section 4 or Section 5, as the case may be) and take such other reasonable actions as are reasonably prudent and reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;
     (vii) make available at reasonable times for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition of such Registrable Securities pursuant to a Registration Statement, Holder’s Counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (each, an “Inspector” and collectively, the “Inspectors”), all relevant financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the “Records”) as shall be reasonably requested by any such Inspector, in each case, as is customary for similar due diligence examinations, and cause the Company’s and its subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such Registration Statement. Any records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (and the inspectors shall confirm their agreement in writing in advance to the Company if the Company shall so request) unless (x) the disclosure of such Records is necessary, in the Company’s judgment, to avoid or correct a misstatement or omission in the Registration Statement, (y) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom or (z) the information in such Records was known to the Inspectors on a non-confidential basis prior to its disclosure by the Company or has been made generally available to the public. The seller of Registrable Securities agrees that it shall, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company’s expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;
     (viii) if such sale is pursuant to an underwritten offering, use its commercially reasonable efforts to obtain a “comfort letter” from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “comfort letters” as Holder’s Counsel or the managing underwriter reasonably requests;
     (ix) use its commercially reasonable efforts to furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the Registration Statement with respect to such securities becomes effective, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the seller making such request, covering such legal matters with respect to the registration in respect of which such opinion is being

11

given are customarily covered in such opinion and such other matters as may be reasonably requested by such sellers;
     (x) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC;
     (xi) use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or quoted; provided, however, that the applicable listing requirements are satisfied;
     (xii) keep Holder’s Counsel reasonably advised as to the initiation and progress of any registration under Section 3, Section 4 or Section 5 hereunder;
     (xiii) reasonably cooperate with the seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the “NASD”); and
     (xiv) use its commercially reasonable efforts to take all other steps reasonably necessary to effect the registration of the Registrable Securities contemplated hereby.
          (b) Seller Information. The Company may require the seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such seller(s), the Registrable Securities held by them and the distribution of such securities as the Company may from time to time reasonably request in writing.
          (c) Notice to Discontinue. The Designated Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 7(a)(v), such Designated Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Designated Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 7(a)(v) and, if so directed by the Company, such Designated Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Designated Holder’s possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including, without limitation, the period referred to in Section 7(a)(ii)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 7(a)(v) to and including the date when sellers of such Registrable Securities under such Registration Statement shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 7(a)(v).
          (d) Expenses. The Designated Holders participating in any registration and distribution of Registrable Securities shall be responsible, on a pro rata basis based on the respective amount of their Registrable Securities, included in such registration and distribution, for

12

payment of the Registration Expenses. “Registration Expenses” shall not include, and the Designated Holder of Registrable Securities sold pursuant to a Registration Statement shall bear, the expense of any broker’s commission or underwriter’s discount or commission or the fees, charges and disbursements of counsel to the Designated Holder and its other advisors relating to registration and sale of such Designated Holder’s Registrable Securities.
          8. Indemnification and Contribution.
          (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless the Designated Holder and each person who controls (within the meaning of Section 15 of the Securities Act) such Designated Holder from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) (collectively, “Damages”) incurred by them arising out of or based upon any untrue, or allegedly untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as: (i) the same are made in reliance upon, caused by or contained in any information concerning such Designated Holder furnished in writing to the Company by or on behalf of such Designated Holder expressly for use therein, including, without limitation, the information furnished to the Company pursuant to Section 8(b) or (ii) such Damages would not have occurred but for such Designated Holder’s continued disposition of Registrable Securities after a notice of discontinuance had been delivered by the Company in accordance with Section 8(c). The Company shall also provide customary indemnities to any underwriters of the Registrable Securities and each Person who controls such underwriters (within the meaning of Section 15 of the Securities Act) to the same extent as provided above with respect to the indemnification of the Designated Holder of Registrable Securities.
          (b) Indemnification by the Designated Holder. In connection with any Registration Statement in which the Designated Holder is participating pursuant to Section 3, Section 4 or Section 5 hereof, such Designated Holder shall promptly furnish to the Company in writing such information with respect to such Designated Holder as the Company may reasonably request or as may be required by law for use in connection with any such Registration Statement or prospectus and all information required to be disclosed in order to make the information previously furnished to the Company by such Designated Holder not materially misleading or necessary to cause such Registration Statement not to omit a material fact with respect to such Designated Holder necessary in order to make the statements therein not misleading. The Designated Holder agrees to indemnify and hold harmless the Company, any underwriter retained by the Company and each person who controls the Company or such underwriter (within the meaning of Section 15 of the Securities Act) to the same extent as the foregoing indemnity from the Company to such Designated Holder, but only with respect to any such information with respect to such Designated Holder furnished in writing to the Company by or on behalf of such Designated Holder expressly for use therein, including, without limitation, the information furnished to the Company pursuant to this Section 8(b); provided, however, that the total amount to be indemnified by such Designated Holder pursuant to this Section 8(b) shall be limited to the net proceeds received by such Designated Holder in the offering to which the Registration Statement or prospectus relates.

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     (c) Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 8 (an “Indemnified Party”) of notice of any claim or the commencement of any action, the Indemnified Party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 8 (the “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have under this Section 8 except to the extent the Indemnifying Party has been materially prejudiced by such failure and, provided further, that the failure to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to an Indemnified Party otherwise than under this Section 8. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party under this Section 8 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that the Company shall have the right to employ counsel to represent jointly the Company and its officers, directors, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Company against the Designated Holders under this Section 8 if, in the reasonable judgment of the Company, it is advisable for the Company and its officers, directors, employees and controlling persons to be jointly represented by separate counsel, and in that event the fees and expenses of such separate counsel shall be paid by the Company. No Indemnifying Party shall (i) without the prior written consent of the Indemnified Parties (which consent shall not be unreasonably withheld), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action, suit or proceeding, or (ii) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with the consent of the Indemnifying Party or if there be a final judgment of the plaintiff in any such action, the Indemnifying Party agrees to indemnify and hold harmless any Indemnified Party from and against any loss or liability by reason of such settlement or judgment.
     (d) Contribution. If the indemnification provided for in this Section 8 from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any Damages referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made

14

by, or relates to information supplied by, such Indemnifying Party or Indemnified Party. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Sections 8(a), 8(b) and 8(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding; provided, however, that the total amount to be indemnified by the Designated Holder shall be limited to the net proceeds received by such Designated Holder in the offering. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
     9. Rule 144. The Company covenants that (a) from and after the date of this Agreement it shall file any reports required to be filed by it under the Exchange Act and (b) after the end of the Lock-Up Period, take such further action as a Designated Holder of Registrable Securities may reasonably request (including providing any information necessary to comply with Rule 144), all to the extent required from time to time to enable such Designated Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time (“Rule 144”), or (ii) any similar rules or regulations hereafter adopted by the SEC. The Company shall, upon the request of any Designated Holder of Registrable Securities, deliver to such Designated Holder a written statement as to whether it has complied with such requirements. The Company shall, upon the request of any Designated Holder of Registrable Securities, deliver to such Designated Holder unlegended certificates in settlement of a transaction pursuant to an effective Registration Statement or Rule 144; provided, however, that such Designated Holder shall provide the Company with an opinion of counsel satisfactory to the Company (or other evidence reasonably satisfactory) that such certificates may be unlegended; provided further, however, that if at a later date for any reason such certificates require that a legend be set forth on the certificates, then such Designated Holder shall return the unlegended certificates in exchange for legended certificates.
     10. Covenants
     (a) Recapitalizations, Exchanges, etc. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to (i) the Common Shares, (ii) any and all voting common shares of the Company into which the Common Shares are converted, exchanged or substituted in any recapitalization or other capital reorganization by the Company and (iii) any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Company Shares and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall cause any successor or assign (whether by sale, merger or otherwise) to enter into a new registration rights agreement with the Designated Holder on terms substantially the same as this Agreement as a condition of any such transaction.
     (b) No Inconsistent Agreements. The Company represents and warrants, as of the date hereof, that it has not granted to any Person the right to request or require the Company to register any securities issued by the Company, other than the rights granted to the Designated Holder herein.

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     11. Information Rights; Confidentiality.
     (a) Information Rights. During the term of this Agreement, upon reasonable written request, the Company shall provide or permit the Investor to have reasonable access, during regular business hours, to relevant financial data (including without limitation, consolidated and non-consolidated quarterly and annual financial statements and operating information) necessary for the Investor to prepare its financial statements under Republic of China generally accepted accounting principles and its filings required under the Exchange Act, provided that the foregoing shall not require the Company to permit any inspection, or to disclose any information that, in its reasonable judgment, results in the disclosure of any trade secret.
     (b) Confidentiality. The Investor agrees to and shall keep confidential in accordance with this Section 11(b) and shall not disclose or divulge any confidential, proprietary or secret information (“Confidential Information”) which the Investor obtains as a result of Section 11(a) without consent of the Company; provided that the Investor may disclose such information to any of its auditors, attorneys and other representatives who agree to be bound by the provisions of this Section 11(b). In the event that the Investor or any Person to whom the Investor is entitled to disclose information hereunder is required to disclose any Confidential Information in order to comply with any applicable law, regulation, legal or judicial process (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process) or stock exchange rule or regulation, the Investor shall in advance of such disclosure provide the Company with prompt notice of such requirement(s) and shall cooperate with the Company so that the Company may, at its expense, seek a protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver from the Company after a request in writing therefore is made by the Investor (such request to be made as soon as reasonably practicable to allow the Company a reasonable amount of time to respond thereto), the Investor or such other Person is legally required to disclose Confidential Information, the Investor or such other Person may disclose such information without liability hereunder. The term Confidential Information shall not include information (i) which is or becomes publicly available other than as a result of disclosure of such information by the Investor in violation of this Section 11(b) or any Person to whom the Investor is entitled to disclose such information hereunder, (ii) which is or becomes available to the recipient of such information on a non-confidential basis from a source which is not, to the recipient’s knowledge, bound by a confidentiality or other similar agreement or any other legal or fiduciary obligation to the Company or its subsidiaries which prohibits disclosure of such information or (iii) information that was known by the Investor prior to disclosure by the Company (as evidenced by written records), provided that such information was not known by the Investor to be subject to any legal or contractual obligation of confidentiality owed to the Company.
     12. Miscellaneous
     (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
     (b) Arbitration. All disputes, controversies and claims in connection with or arising out of this Agreement that the parties are unable to resolve between themselves shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of

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Commerce (“ICC”) in effect on the date hereof. The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim, and the award shall be final and binding. Judgment thereon may be entered by any court having jurisdiction. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute, controversy or claim and shall be impartial and independent of any party. Each of the Company and the Designated Holders shall appoint one arbitrator, and the two so appointed shall choose a third arbitrator. If the arbitrators chosen by the parties cannot agree on the choice of the third arbitrator within a period of 30 days after both of them have been appointed, then the third arbitrator shall be appointed by the ICC. The parties and the appointing authority may appoint from among the nationals of any country, whether or not a party is a national of that country. The place of arbitration shall be New York, New York, the United States of America. The arbitration shall be conducted in the English language and any foreign-language documents presented at such arbitration shall be accompanied by an English translation thereof. The arbitrators shall state the reasons upon which the award is based. The content, existence and judgment of any arbitral proceeding hereunder shall be confidential and subject to the confidentiality provisions of this Agreement.
     (c) Submission to Jurisdiction. Each of the parties submits to the non-exclusive jurisdiction of any court in Taipei, Taiwan, ROC and any State or federal court in New York, New York, the United States of America (each a “Specified Court”) in any action, suit or proceeding with respect to the enforcement of the arbitration provisions of this Agreement and the non-exclusive jurisdiction of the Specified Court with respect to the enforcement of any award thereunder.
     (d) Entire Agreement. This Agreement and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and supersede all prior understandings and agreements, and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein. For avoidance of any doubt, this Agreement shall not become effective until the consummation of the transactions contemplated in the Share Subscription Agreement.
     (e) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless consented to in writing by the parties hereto.
     (f) Severability. If any one or more of the provisions contained herein shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.
     (g) Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine and the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

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     (h) Notices. All notices or other communications required or permitted to be given under this Agreement shall be deemed to have been fully given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) or upon receipt by facsimile transmission (provided, that the confirmation of such facsimile transmission is delivered by hand or certified mail to the addressee of the facsimile within five (5) Business Days of the delivery of the facsimile), or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the parties as follows:
(i)       if to the Company:
ChipMOS TECHNOLOGIES (Bermuda) LTD.
11F, No. 3, Lane 91
Dongmei Road
Hsinchu, Taiwan, Republic of China
Telecopy: (+886) 3-571-6073
Attention: Chief Executive Officer
with a copy to:
Sullivan & Cromwell LLP
28th Floor
Nine Queen’s Road Central
Hong Kong
Telecopy: (+852) 2522-2280
Attention: Michael G. DeSombre, Esq.
(ii)       if to the Investor:
Siliconware Precision Industries Co., Ltd.
No. 123, Section 3, Da Fong Road
Tantzu
Taichung, Taiwan, Republic of China
Telecopy: (+886) 4-2534-1525
Attention: Chairman of the Board of Director
with a copy to:
Simpson Thacher & Bartlett LLP
35/F, ICBC Tower
3 Garden Road
Hong Kong
Telecopy: (+852) 2869-7694
Attention: Chris Lin, Esq.
and a copy to:
Baker & McKenzie
15/F, 168 Tun Hwa North Road

18

Taipei 105, Taiwan, R.O.C.
Telecopy: (+886) 2-2716-9250
Attention: Alex Chiang
     or to such other Persons or addresses as the Person to whom notice is given may have previously furnished in writing to the party giving such notice in the manner set forth above (provided, that notice of any change of address shall be effective only upon receipt thereof).
     (i) Successors and Assigns; Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the heirs, legatees, legal representatives, successors and permitted assigns of each of the parties hereto as hereinafter provided. Subject to the transfer restrictions set forth herein, the rights of the Investor to require registration hereunder (including incidental or “piggy-back” registration rights) shall be, as to any Registrable Securities held by the Investor, (i) automatically transferred upon any transfer of such Registrable Securities by the Investor to an Affiliate Transferee or by any Affiliate Transferee to any other Affiliate Transferee, provided, however, that if such Affiliate Transferee ceases to be wholly-owned by the Investor, such Affiliate Transferee shall lose all rights provided under this Agreement, (ii) automatically transferred upon any transfer of a number of Registrable Securities representing 75% or more of the Investor’s holding of Company Shares received pursuant to the Share Subscription Agreement to a single purchaser or a “group” of purchasers (within the meaning of Section 13(d)(3) of the Exchange Act) if in such transfer the purchaser(s) will receive “restricted securities” within the meaning of Rule 144 (and such purchaser or group shall become a Demand Shareholder hereunder by executing and delivering an instrument in the form attached hereto as Exhibit A), and (iii) in all other cases, transferred only with the consent of the Company, provided that, in each case, (a) such transfer of the Registrable Securities may otherwise be effected in accordance with applicable securities laws and (b) such transferee agrees to become a Designated Holder and be bound by all of the provisions of this Agreement by executing and delivering an instrument in the form attached hereto as Exhibit A. All of the obligations of the Company hereunder shall survive any such transfer. No Person other than the parties hereto and their heirs, legatees, legal representatives, successors and permitted assigns is intended to be a beneficiary of any of the rights granted hereunder.
     (j) Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or necessary to carry out or to perform the provisions of this Agreement.
     (k) Other Agreements. Nothing contained in this Agreement shall be deemed to be a waiver of, or release from, any obligations any party hereto may have under, or any restrictions on the transfer of Registrable Securities or other securities of the Company imposed by, any other agreement including, but not limited to, the Share Subscription Agreement.
     (l) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
     (m) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed

19

shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

20

     IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Agreement on the date first written above.
THE COMPANY:
CHIPMOS TECHNOLOGIES (BERMUDA) LTD.
By:
Name:
Title:
THE INVESTOR:
SILICONWARE PRECISION INDUSTRIES CO., LTD.
By:
Name:
Title:
SIGNATURE PAGE TO
REGISTRATION RIGHTS AGREEMENT

Exhibit A
Instrument of Adherence
     Reference is hereby made to the Registration Rights Agreement, dated as of February 13, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company under the laws of Bermuda (the “Company”), and Siliconware Precision Industries Co., Ltd., a company incorporated under the laws of Taiwan, Republic of China (the “Investor”), as amended and in effect from time to time (the “Registration Rights Agreement”). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Registration Rights Agreement.
     The undersigned, in order to become the owner or holder of [                    ] common shares, par value US$0.01 per share (the “Common Shares”), of the Company, hereby agrees that, from and after the date hereof, the undersigned has become a party to the Registration Rights Agreement in the capacity of a permitted transferee to whom Registrable Securities have been transferred in accordance with the provisions of Section 12(i) of the Registration Rights Agreement, and is entitled to all of the benefits under, and is subject to all of the obligations, restrictions and limitations set forth in, the Registration Rights Agreement. This Instrument of Adherence shall take effect and shall become a part of the Registration Rights Agreement immediately upon execution.
     Executed as of the date set forth below under the laws of New York.

Signature:
Name:
Title:
Accepted:
[                                          ]

By:
Name:
Title:
Date:                     , 200_

A-1